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DATE : 6/6/02

TAYLOR NELSON SOFRES

Focusing on our strategy



Taylor Nelson Sofres is one of the world's leading market information groups. From more than 230 offices in over 50 countries in Europe, the Americas and Asia Pacific, we provide continuous, syndicated and custom research and analysis in over 80 countries. We include among our clients most of the major multi-national corporations.

Expert teams operate in specialist sectors in our businesses across the world. By combining in-depth market knowledge with the latest research techniques and sophisticated use of technology, we provide our clients with immediate and informed market measurement, analysis, insight and innovative business solutions.

See reverse for

Annual report and accounts

Focusing on our results

Taylor Nelson Sofres plc Westgate London W5 1UA Tel +44 (0)20 8967 0007 Fax +44 (0)20 8967 4060

Design and production The Workroom *Tel* +44 (0)20 608 0840 *Email* design@workroom.co.uk *Illustration* Jo Hassall, Matt Herring and Neil Leslie *Photography* Tim Barker *Print* The Colourhouse

Focusing on our strategy

Market information is a dynamic industry and the Taylor Nelson Sofres group winning strategy has been designed to respond to the drivers for market growth. Its implementation has led to steady profitable progress over the past few years.

This review section describes the five elements of the group's strategy and how they relate to industry growth drivers. It shows how we use one of the most powerful and well-established networks in the industry as a base from which to develop our specialist sector expertise. It illustrates the vital role of technology in meeting our clients' needs for relevant information in real time. It shows how we bring focus to a fast moving world.

Contents







Financial highlights 2001

Turnover £582.7m 21.6% increase

Profit before tax* £43.5m 15.0% increase

Earnings per share* 8.0p 14.0% increase

Operating margin* increases to 9.5% from 9.3%

* *before goodwill charges*

specialist sectors

Operating a successful strategy in a growth market

Taylor Nelson Sofres, the only pure play market information company listed on the London Stock Exchange, commands a unique position in our industry. The combination of our global network, spread of business across client sectors and range of activities is unmatched by our competitors. This powerful combination, together with our technological advances, has fuelled the group's profitable growth over the past few years and should enable us to continue to grow at a faster rate than the market.

The industry itself enjoyed compound growth rates of between eight and nine per cent throughout the 1990s. The drivers of that growth remain as relevant as ever in today's world. They have supported the relative resilience shown by our market during the recent economic downturn and should help it to resume higher growth levels as economic activity picks up. Taylor Nelson Sofres' winning strategy has been designed to respond to these drivers and to evolve in line with market developments.

WHERE TO BUY?
In Asia, the proportion of shampoo sales made through hypermarkets and supermarkets, rather than traditional outlets, varies significantly by country. In urban Philippines, two-thirds of sales are from traditional outlets, while in Thailand two-thirds go through hypermarkets and supermarkets.

Build and exploit the global network

Perhaps the strongest of these drivers has been the globalisation of business, which has increased the demand for consistent international data. Having recognised this trend early, the group has built, and is now exploiting, one of the most powerful networks in the industry. With over 230 well-established offices in more than 50 countries, we are one of the few companies able to provide clients with consistent and comparable market information on a truly international scale.

Take, for example, a large mobile phone manufacturer, which was tracking brand awareness in 18 countries through a number of different local suppliers. The company had plenty of information, which could not be used to its full potential, as it was not comparable between markets. Managing the project was complex for them. We now conduct and co-ordinate all that research, using the same methodologies and to the same quality standards in 28 countries. Our professionals analyse the data from their base in the client's offices – the entire project has been outsourced to us.

As major clients broaden their activities into the world's developing markets, they demand the same high quality market information and analytics that they receive from us in their traditional geographies. We are extending our services to meet that need and, in this way, we realise another strength of the network – the ability to take products, skills and experience from one part of the group to another.

As a world leader in continuous panels, Taylor Nelson Sofres has developed what we believe to be the best available tools and technology to measure consumers' purchases and behaviour across a wide range of markets. Using these skills, we have speedily and successfully established household panels in seven Asian countries. We are taking products such as our *Category Management* software and *MediaSpan* browser into these new markets. We now offer much requested regional data to clients including Colgate Palmolive, Procter & Gamble and Tesco. The expansion of our Latinpanel joint venture into five Latin American countries illustrates similar trends. Two niche panels, established at client request in Taiwan, demonstrate the potential for further extending our services to meet local market needs.

Concentrate on chosen industry sectors

Deregulation and technological advances have led to the emergence of new sectors, which require the rapid delivery of market information as they become more competitive. Ten years ago, research into consumer goods accounted for approximately 45 per cent of the market; this proportion has dropped to around 33 per cent, as new sectors such as media, healthcare and telecoms have outstripped its growth and, in themselves, fuelled the expansion of the market information industry. ▷▷

deliver real benefits





The diversity of our sector coverage contributes to the group's resilience and the depth of expertise within our sector teams has played a significant part in the group's progress. We combine this with a localised knowledge of clients' geographic markets to provide them with relevant and workable solutions at every level.



PEDRO ROS
Member of the Executive Committee









access to real



Our strategy has been to identify a number of these sectors and to concentrate on them. In doing this, we recognise that clients look to us not only for research skills but also for a depth of knowledge and understanding of their markets. We have selected those fast-growing and established business or industry sectors that require a global presence or the transfer of highly-developed expertise. At the same time we monitor our other activities, to allow us to identify any emerging sectors that may meet our criteria.

Having built the global network, our acquisition programme now focuses on strengthening our specialist sectors. We look for companies that have developed a service in a given market that we can take across the network. A clear illustration of the potential for this policy was the acquisition in November of TES. The company is the largest supplier of syndicated tracking services to the cinema industry in the US and its data is accepted as the industry standard.

As part of our Media Intelligence sector, TES is an excellent fit with CMR, the largest provider of strategic advertising tracking services in the US. TES' clients, which include Walt Disney, Universal, Warner Brothers, MGM/UA, Sony Pictures and Dreamworks SK, distribute their films worldwide. They have asked the company to expand its services out of the US. With our powerful international network and local media monitoring experience, the group is ideally placed to enable TES to meet this client demand. We have already launched in the UK and the next move will be into mainland Europe.

Another dynamic area is the rapidly growing market for sports sponsorship evaluation. Clients who use advertising expenditure information to support their brands are also interested in the effectiveness of sponsorship, so this fits well with our Media Intelligence activities. SiS, the UK market leader acquired by the group in 2001, has developed unique media measurement software to analyse and value the exposure of sports sponsorship. Operating under the banner of TNS Sport, it is using the group network to take this service initially into the major European markets, followed by the Americas and Asia Pacific.

time information



Clients today are operating in fast-moving, competitive and international environments. At the same time they have the potential to access unlimited amounts of information. We are using the internet to deliver personalised and relevant information to them in real time, allowing them to make immediate and informed business decisions.



JEAN-MICHEL PORTIER
Member of the Executive Committee

Extend existing and launch new syndicated and continuous services

The group's activities are split between 49 per cent syndicated and continuous and 51 per cent customised ad hoc. This business mix roughly mirrors that of the market and contributes to the group's resilience to economic cycles. Syndicated/continuous business operates on long-term contracts, typically of one year but, in some cases, extending to seven or more. It provides 'must-have' information on market measurement and tracking. Its growth, therefore, tends to be steady through good times and bad.

Customised ad hoc studies have traditionally been supplied on short-term contracts and, although more vulnerable during a recession, will at other times generally grow at a faster rate. Over 85 per cent of our customised contracts represents repeat business. Increasingly, the group is developing this business into ongoing customised tracking services. An example is the work we do for investment bank Merrill Lynch, where we conduct a monthly survey, tracking fund managers' opinions of the market.

Over the past three years, we have successfully increased the percentage of our business represented by the better margin, higher visibility, syndicated and continuous services. This has been achieved both organically and through acquisition. A number of our acquisitions, such as CMR, TES and MDC, have brought with them new syndicated services. We also have a dedicated team in place, which identifies existing successful services and facilitates their introduction into other countries and product areas, as well as developing new services to meet unfulfilled market needs. ▷▷



TRAILERS GALORE There were 21% fewer movies released in the US during the first nine months of 2001, compared with the previous year but the average advertising spend per release went up by 26%.

moving forward

Branded Solutions played an important part in the success of our US custom business in 2001. Not only do they bring in revenue, they also open the door for us. The US market appreciates sophisticated software solutions and the high-tech approach of products such as web-based Miriad appeals to our clients.

BRUCE SHANDLER
Member of the Executive Committee



INFO
http://www
Analyse

with techology

Internet panels are a highly effective way of communicating with professional groups. In Healthcare, we have set up *Omnimed International*, a weekly syndicated service which delivers a range of doctors' opinions and behaviour. This is based on data collected online from GPs in each of the major European markets, as well as the US.

Our Healthcare team has developed a number of other syndicated services including *transact*, which provides weekly data on UK sales of pharmaceutical products. We have used our advanced analytical skills to develop add-on services, which model the sales data to identify areas of prescribing opportunity. We believe these to be unrivalled by our competitors.

The Telecoms sector is another that presents opportunities for syndicated services, such as those we have recently set up in Scandinavia. A further development is the establishment of mobile phone panels in Spain and the UK.

Promote Branded Solutions in customised research

Some of the benefits offered by syndicated services, such as high barriers to entry, cost effectiveness and client retention can be realised in customised research through the use of Branded Solutions. These address issues including customer loyalty and satisfaction, brand awareness and other typical marketing problems faced by every type of business. By standardising the approach to these issues, we have been able to invest in sophisticated software and delivery systems. Branded Solutions have been an important factor in our success in winning multi-country contracts, as they offer consistency of data collection and analysis around the world.

With markets changing fast, continuous tracking is required. Branded Solutions are used to provide information needed by clients on an ongoing basis, creating a long-lasting relationship.

They also provide us with powerful normative databases, so we do not report on a client's results in isolation but can benchmark against competitive performance.

Staff from around the world are regularly trained at TNS University to implement and deliver these products to the highest quality standards.

The next stage in our strategy is to link the strengths of different products. Following our recent acquisitions of *Conversion Model* and *Buy©Test*, an international team of our most experienced people put the key elements of these products together with software analysis system *Miriad*, to produce *MarketWhys*. This system offers a tailored approach to brand and advertising tracking.

The Branded Solutions range extends to the internet, a medium to which many of our traditional clients have broadened their activities. We have conducted over 100 studies with *WebEval*, a website evaluation package, for clients including Abbey National and Phillips, and *AdEval*, which measures the effectiveness of online advertising.

Invest in hi-tech solutions

We do not only evaluate use of the internet by others, we also use it and related technologies to collect, analyse and deliver data. Web-based interviewing (CAWI) now complements our expertise in computer assisted personal and telephone interviewing. The group CAWI system delivers world-class levels of reliability and performance, as benchmarked by external suppliers.

We recently strengthened our position with clients seeking web-based research by acquiring the custom research division of Greenfield Online. This brought into the group one of the most experienced teams in the design and execution of internet research, in the US. ▷▷



PERFECT VISION
Across Europe, over 10 million people wear contact lenses and there are almost twice as many female as male lens users. Over 50% of lens wearers use the brand recommended by their opticians. Discomfort is the primary reason why a third of lens wearers give up using contact lenses.

looking ahead

HOLA Hispanics are the fastest growing ethnic group in the US and two-thirds of them are of Mexican descent; by 2050 they are expected to account for 25% of the population. Spanish language television in the US recorded the largest increase in advertising revenue in 2001, for the first nine months it was up 10% over the previous year.

Technological developments have enabled us to use bigger samples, to obtain greater accuracy and granularity of information and to analyse this increased amount of data more effectively. We are now in the position of producing more information than clients can handle but hidden within these huge databases are the answers to most marketing issues. Our skill is to ensure that the right information goes to the right individuals in the right format.

One of the ways in which we are meeting this vital challenge in the future development of the market information industry is through our web portals, known as TNSInfo. These deliver personalised data speedily and effectively, direct to the user's desktop. TNSInfo provides data relevant to a client from a number of sources within the group. For example, staff at Carrefour and Kraft receive customised consumer panel, media monitoring and advertising expenditure information, together with a personalised alert system. For those not aware of the breadth and depth of our activities, the portal acts as a shop front for the additional services relevant to that particular client and, as such, represents a powerful cross-selling tool.

As executives work with this system – be they brand manager or managing director – they learn the real value of the information available to them. Using our alert systems, they can spot market developments quickly and react in real time. The value of TNSInfo to the client is illustrated by the fact that it has proved important in retaining a number of accounts.

Potential for future growth

In the immediate future, we are looking to speed up the implementation of our strategy. Our industry worldwide is estimated to be worth over €17 billion and it continues to grow. From our position as one of the leading groups in our industry, the opportunity to take increased share in this growing market is considerable. Our focus will be on doing that by making carefully targeted acquisitions and continuing to offer and develop services that are relevant to our clients. ☐



We should not underestimate the importance of the analytical skills available within the group; they are quite exceptional. The way we capitalise on our network allows us to make this expertise available to clients no matter where they are based.

MIKE PENFORD *Member of the Executive Committee*

International network

Taylor Nelson Sofres has more than 230 offices in over 50 countries in Europe, the Americas and Asia Pacific.


Europe

Albania
Belgium, Bosnia, Bulgaria
Czech Republic
Denmark
Estonia
Finland, France
Germany, Greece
Hungary
Ireland, Italy
Kosovo
Latvia, Lithuania, Luxembourg
Macedonia
Netherlands, Norway
Poland, Portugal
Romania, Russia
Serbia, Slovakia, Spain
Turkey
Ukraine, United Kingdom


Americas

Argentina
Brazil
Chile
Mexico
United States of America


Asia Pacific

Australia
China
Hong Kong PRC
India, Indonesia
Japan
Malaysia, Mauritius
Philippines
Singapore, South Korea
Taiwan, Thailand
Vietnam

The group also has operations in:
Israel
Kazakhstan
South Africa
which are incorporated into Europe in the financial statements.

Contact details

Contact details can be found on our website at www.tnsofres.com

Through our membership of the Gallup International Association, we also have partner offices in a further 16 countries.

Head and registered office

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel +44 (0)20 8967 0007
Fax +44 (0)20 8967 4060
Registered number 912624

Having recently joined TNS, I am impressed by the strength of the company's management and people's enthusiasm. While the group has a broad geographic spread and multi-sector focus, the management structure ensures the right mix of firm control and entrepreneurial spirit.



SAM VAN DER FELTZ
Member of the Executive Committee



Annual report and accounts 2001

Focusing on our results

TAYLOR NELSON SOFRES

Taylor Nelson Sofres is one of the world's leading market information groups. From more than 230 offices in over 50 countries in Europe, the Americas and Asia Pacific, we provide continuous, syndicated and custom research and analysis in over 80 countries. We include among our clients most of the major multi-national corporations.

Expert teams operate in specialist sectors in our businesses across the world. By combining in-depth market knowledge with the latest research techniques and sophisticated use of technology, we provide our clients with immediate and informed market measurement, analysis, insight and innovative business solutions.

Annual report and accounts

Focusing on our results

See reverse for

Focusing on our strategy

Focusing on our results

Business highlights 2001

- Industry proves **resilience**, with drivers for growth independent of short-term economic pressures
- Growth in all **geographic regions** and **specialist sectors**
- Proportion of higher margin **syndicated services** continues to increase

Financial highlights 2001

- **Turnover up 21.6%** to £582.7m, with underlying growth of 6.1%, ahead of market
- **Operating margin* increases to 9.5%** from 9.3%
- **Profit before tax* up 15.0%** to £43.5m from £37.8m
- **Earnings per share* increases 14.0%** to 8.0p
- **Net cash inflow from operating activities up 30.1%**

Profit before tax after goodwill charges fell by 8.7% to £29.6m

** before goodwill charges*



TNS specialist sectors worldwide

Taylor Nelson Sofres specialises in those fast-growing and established business or industry sectors that require a global presence or the transfer of highly-developed expertise.

Consumer panels

Through its continuous panels, the group measures consumers' purchases and behaviour across 20 countries in North and South America, Europe and Asia Pacific. Increasingly data is collected and delivered electronically and advanced software provides sophisticated added value services.

Highlights 2001

- *Panel coverage in Asia extends to seven countries and supply of regional data starts*
- *Latinpanel extends to Peru and Bolivia*
- *TNSInfo™ provides customised data direct to clients' desktops in UK and Spain – major roll out planned for 2002*

Media intelligence

In 17 countries, the group provides advertising expenditure tracking, creative advertising and editorial monitoring services for TV, radio, print, cinema and internet, together with sports sponsorship evaluation.

Highlights 2001

- *Acquisition of TES adds cinema to media covered*
- *Sports sponsorship evaluation services extended with acquisition of SiS*
- *Launch of real time news monitoring service*

Healthcare

TNS Healthcare conducts specialist research in major healthcare markets around the world for most of the leading pharmaceutical companies. Continuous disease and drug monitoring services involving pharmacists, doctors and patients supplement a full range of custom research.

Highlights 2001

- *Opening of Princeton office to enhance services to international clients*
- *Internet panels of doctors established in key European markets*
- *Rapid take-up of new generation sales tracking services, transact, in the UK*
- *Range of multi-client key opinion leader studies extended to include oncology*

Television audience measurement

Taylor Nelson Sofres systems, designed to meet the challenges of digital, cable and satellite viewing, are used to measure television audiences in 25 countries. Value-added audience analysis is delivered by the innovative InfoSysTV™ software.

Highlights 2001

- *Singapore and Romania services go live on schedule and wins for TNS technology in Holland and Belgium*
- *Electronic audience measurement extends to nine cities in China, with more planned for 2002*
- *In Canada, BBM launches a national service using TNS technology*

Telecoms

TNS Telecoms is a global provider of strategic and tactical business analysis and information for telecoms service providers, equipment manufacturers and government regulators. Its comprehensive range of syndicated solutions and custom capabilities meets most telecoms business information challenges.

Highlights 2001

- *Range of syndicated services extended*
  - *Mobile phone usage panels introduced*
  - *UMTS/3G monitor set up*
- *Key and global account management strengthened*

Branded Solutions

Taylor Nelson Sofres' portfolio of branded research products and services provides clients with practical and internationally consistent solutions to the full range of marketing issues.

Information technology

With over 25 years' experience, TNS Information Technology is one of the world's largest customised IT market information groups, supplying a range of global services to IT multi-nationals. Over 100 former IT industry employees and world-class IT research specialists in the US, Europe and Asia Pacific provide insight into customer attitudes, motivations and behaviour.

Highlights 2001

- *Sale of Branded Solutions leads to increase in continuous tracking contracts*
- *Growing number of pan-European studies*
- *Global e-commerce report covers 36 countries*

Automotive

Operating with a team of skilled research professionals in more than 30 countries, TNS Automotive specialises in both syndicated and customised research to address the complex information needs of major automotive manufacturers and component suppliers worldwide.

Highlights 2001

- *Major contract wins reinforce position in US market*
- *Continued growth in car clinics business in US, Asia and France*
- *Multi-country brand image tracking projects in Asia*

Needscope® System

A system for measuring consumer needs and motivations based on a psychological framework.

Optima®

A brand positioning tool based on an understanding of how and why consumers choose their brands.

The Conversion Model®

A tool for analysing customer commitment and loyalty.

The Buy©Test®

A pre-testing system to understand the performance and persuasion of advertising.

MarketWhys™

A brand and advertising tracking system.

Miriad®

A software platform for analysing continuous tracking data.

For more information about our Branded Solutions, please see our website at www.tnsofres.com.

TNS Interactive®

Our specialist internet business operates across all sectors and regions. It offers world-class internet marketing information, branded internet research solutions, such as *WebEval*™ for website testing and *AdEval*™ for online advertising evaluation, together with state-of-the-art data collection and delivery.



Chairman's statement

2001 was another successful year for the group, in which it again out-performed the market. It was also a year in which the market information industry demonstrated its relative resilience – growing by an estimated 5 per cent worldwide, against a difficult economic environment.

2001 results

Over the past few years, our industry has been through a period of significant consolidation. The top ten companies now represent over 45 per cent of the market, which itself is worth over €17 billion. Taylor Nelson Sofres has been at the forefront of this consolidation and, during 2001, we continued to make acquisitions to complete our global network and strengthen our specialist sectors. Taking into account these acquisitions and the full impact of those made last year, reported turnover including joint ventures increased by 21.6 per cent to £582.7 million (2000 £479.3 million). Underlying growth (excluding the effect of currency and acquisitions) was 6.1 per cent overall and 7.0 per cent in our market information activities, which now represent 98 per cent of group turnover.

Operating profit including joint ventures and before goodwill charges was up 24.5 per cent at £55.2 million (2000 £44.4 million). With levels of development expenditure being maintained, operating margin improved from 9.3 to 9.5 per cent. In the aftermath of September's terrorist atrocities, press and broadcast monitoring activities were adversely affected by the dominance of a single news story and Omnibus and focus group services also saw reduced demand. While these are both short-term factors, they affected some of our higher margin operations, holding back overall margin improvement. We expect to improve operating margins by around 0.5 percentage points in 2002.

Profit before tax and goodwill charges grew by 15.0 per cent from £37.8 million to £43.5 million. Goodwill charges of £13.9 million (2000 £5.4 million) comprise goodwill amortisation, together with write-downs of £4.9 million. As a result of these write downs, profit before tax after goodwill charges fell by 8.7 per cent to £29.6 million (2000 £32.4 million).

Earnings per share before goodwill charges were 8.0p, an increase of 14.0 per cent over the 7.0p achieved in the previous year. The board is recommending a final dividend of 1.6p per share (2000 1.4p), giving a 14.3 per cent increase in the total dividend for the year of 2.4p (2000 2.1p).

Board developments

In last year's annual report, I told shareholders about a number of changes to the board that were due to take effect at the 2001 annual general meeting. Pierre Weill and Hugh Stammers, who have both been closely associated with the group's successful growth, left the board last June. Pierre joined the group as Managing Director at the time of the merger with Sofres and played an important part in the subsequent development of our activities, particularly in the US. He retired from the group in November but we will continue to benefit from his considerable expertise, on a consultancy basis, for three years. Hugh Stammers was one of the founders of the company and was a key player in the growth of our Healthcare activities. He too has stayed with the group, making a valuable contribution to our Healthcare operations.

Also at the 2001 AGM, after 12 years as Chairman and Chief Executive, I stood down as Chief Executive. I am very pleased to remain as Chairman and to carry on working with the group as it continues its successful development.

I handed on the position of Chief Executive to Mike Kirkham, who has worked in the industry for over 30 years. As Mike explains in his statement to shareholders, he is committed to continuing the strategy that has worked so well for the group over the past few years. The transition, therefore, has been smooth and 2001 marked the fourth year of steady growth, since the merger at the end of 1997 transformed the group into a world leader.

In 2002, we appointed four Associate Directors – Mike Penford, Jean-Michel Portier, Pedro Ros and Bruce Shandler. These senior members of our international management team, who are also members of our Executive Committee, will now be able to participate in board-level discussions, bringing a stronger operational focus to the board's deliberations.

Value of our people

2001 was a very challenging year for everyone around the group, as we coped with the additional pressures always associated with periods of economic downturn. This was, of course, compounded by the terrible events of September. Our staff in the US, and particularly those working in our New York offices, responded magnificently and continued to provide clients with a seamless service. This attitude exemplifies the spirit of dedication and hard work that is the backbone of our group's success. On behalf of shareholders, I thank our employees across the world for their significant contribution.

Given the nature of our business, we rely on the skills and experience of our staff to continue to drive our success. It is, therefore, the board's challenge to retain and motivate our excellent people by creating an environment in which they are rewarded competitively and receive the appropriate training and career development. I will continue to work with the board to ensure that we achieve this.

Ideally placed for future growth

The drivers that have fuelled the growth of the market information industry over the past decade remain as relevant as ever. We anticipate, therefore, that our market will grow by up to 5 per cent in 2002 and that the level of growth will begin to accelerate as economic activity picks up. The unique structure of the group, with what we consider to be its unrivalled combination of global network, sector spread and mix of continuous/syndicated and customised activities, provides the ideal base from which to maintain out-performance of the market. With a strong management team in place, we continue to seek out acquisitions that reinforce our sector strength and to develop new services to meet clients' evolving needs.

Investment into the development of new services and technologies, which will maintain our position at the forefront of the industry, will remain a priority. At the same time, we will focus on steady margin improvement.

Having entered the year with the order book ahead of last year, we are confident that we can continue our steady growth in 2002.



Tony Cowling
Chairman


£ million
111.6
342.0
380.9
479.3
582.7
97
98
99
00
01

Turnover


£ million
11.8
25.3*
32.5
37.8
43.5
97
98
99
00
01

Profit before tax and goodwill charges

* *before exceptional profit*



Chief Executive's statement

We have one of the most powerful networks in the market information industry. On that strong foundation, we have built our specialist sector operations into global businesses. Our international coverage and depth of industry knowledge is a key factor in winning contracts from major multi-national clients.

eCOMMERCE IS GROWING **The TNS Interactive Global eCommerce Report 2001 provided insight into 36 markets across the world. It showed that 15% of all internet users globally now shop online, a 50% increase over the previous year, with the US – at 33%, having the greatest proportion of online shoppers.**

Strategy delivers out-performance

The strategy adopted by the group at the time of the merger with Sofres has delivered strong profitable growth over the past four years. The success of this approach is demonstrated in our results for 2001 and led to us receiving the accolade of Market Research Agency of the Year in 2001 from UK Marketing magazine. As a member of the board, I have been closely associated with developing and applying the strategy over several years. Since my appointment as Chief Executive, I have emphasised my commitment to increasing the speed of its implementation. This strategy is described in detail in the reverse of this document; I encourage you to read that section.

The out-performance of two areas of our operations in 2001 clearly demonstrates the benefits we derive from having a strategy that is closely aligned with the drivers for growth in the industry as a whole. In the US, our custom research company, TNS Intersearch, achieved underlying turnover growth of 4.2 per cent in a very difficult market. This outstanding performance was achieved by building on the company's established strong client relationships, increased marketing of Branded Solutions, developing a stronger presence in the company's key sectors and by greater use of technology.

Healthcare was a sector which performed strongly overall, using the group's international network to meet the increased demand coming from the newly-consolidated pharmaceutical companies. We gained share in the US domestic market and internationally, as we utilised our industry expertise to develop new services, built on our portfolio of syndicated services and developed our internet panels. Our recent receipt of an award from a major international client exemplified the group's pre-eminence in the Healthcare sector. The Johnson & Johnson Pharmaceuticals Strategic Marketing Group selected TNS Healthcare for its outstanding performance as a Primary Market Research Agency.

Building on global network

I believe that our network today – more than 230 offices in over 50 countries – is one of the strongest, if not the strongest, in our industry. Through it we can support our international specialist sector operations, as well as more localised activities such as social and political polling and financial services.

Our industry continues to consolidate and, in 2001, we were again at the forefront of that consolidation. The acquisition of the MDC Group took us into Finland, Russia and the Baltic States and CR Group gave us a presence in Mexico. We also further strengthened our Media Intelligence sector by acquiring Adscope and TES in the US and SiS, which currently operates primarily in the UK.

The MDC Group, acquired in March 2001, has been integrated rapidly into the group. The market leader in Finland, it is now collaborating with our businesses in Denmark and Norway.

Already strong in media measurement, MDC is using the expertise available in the group's Media Intelligence sector to develop further these operations.

During 2001, the group completed the acquisition of a 46 per cent shareholding in CTR, one of the leading market information companies in China. We run a TV measurement panel across the nation, with nine city meter panels producing overnight ratings, as well as 63 city and 12 provincial diary panels. The introduction of our 5000 series meters gives the added benefit of Chinese language display and electronic measurement will be taken to a number of new cities during 2002. We have broadened our advertising expenditure monitoring in China to 500 TV stations and are extending our use of syndicated products and Branded Solutions into the customised market.

Exploiting power of the network

Two of the acquisitions made in 2001 are clear examples of how we make full use of our network and specialist sector structure. With both TES and SiS, we purchased companies providing niche services with a single market focus but having considerable potential for geographic expansion, which we can meet using our global presence. As providers of syndicated information for the cinema industry and evaluation of the rapidly growing sports sponsorship market respectively, both have synergies with other activities in our Media Intelligence sector.

Growth in syndicated services

In 2001, we increased the percentage of turnover from syndicated and continuous operations to 49 per cent, compared with 45 per cent in the previous year. This was achieved partly through acquisition - for example, over 50 per cent of MDC's business is continuous and syndicated and TES is entirely syndicated. The ongoing expansion of our consumer panels and the establishment of new syndicated services in sectors such as Healthcare and Telecoms, also contributed to the improvement. This change in the mix of our business, together with greater operational efficiencies achieved particularly through technological development, leads to enhanced margin performance.

Importance of Branded Solutions

As evidenced by our performance in the US, the increased use of Branded Solutions, in both established and developing markets, is a strong driver of turnover growth. We have, therefore, continued to invest in this area during 2001, acquiring two new products - *Conversion Model* and *Buy©Test*, and developing *MarketWhys* in-house. With the rapid change our clients are experiencing in their markets, the trend towards continuous tracking increases and the use of Branded Solutions facilitates our development of such services.

Internet capabilities reinforced

The importance of the internet in data collection and delivery continues to increase, particularly in the US. The acquisition in early 2002 of Greenfield's custom research division, now integrated into TNS Intersearch, has strengthened our position with clients seeking web-based research and reinforced the group's expertise in this important area. TNSInfo, our web portal delivery system, has been incorporated into our consumer panel operations and the benefits are showing through strongly. Its use is now being extended into the Healthcare sector.

Management team strengthened

In 2001, I reviewed the organisation of the group, with the aim of having in place a management structure able to facilitate the speedier implementation of our strategy. It also had to reflect the growing geographical and cultural diversity of the group and to combine the advantages of continuity with the benefits of new thinking.

I have established an Executive Committee, comprising myself, Finance Director David Lowden, five senior managers with sector and regional responsibilities based in France, Netherlands, Spain, UK and US, and the group's HR director. This committee is responsible for the day-to-day running of the group. New appointments include heads of Northern and Central Europe, Asia Pacific and Telecoms. All three bring to the group new thinking and client perspective from outside the market information industry.

I look forward to working with this strong management team and staff across the world to achieve our ongoing growth.



Mike Kirkham
Chief Executive

ONLINE AND ON-MESSAGE
Scandinavian countries continue to lead the way, with 63% of the total Norwegian adult population having used the internet in the previous four weeks. Almost two out of three people in the Global eCommerce study had access to a mobile phone although 64% of over 60 year olds did not. 85% of the adult Finn population has a mobile phone - Finns are also the most active text messagers, with 71% of adults having received text messages.



Finance Director's review

All regions and specialist sectors reported underlying growth, as the group continued to improve its operating margin. We achieved strong cash flow generation and are well positioned to fund our ongoing acquisition strategy.

Turnover

As the group recorded another year of growth ahead of the market, turnover of underlying activities increased by 6.1 per cent. Acquisitions and currency added 13.7 per cent and 1.8 per cent respectively, to give a total turnover including joint ventures of £582.7 million, an increase of 21.6 per cent over the previous year.

Global network delivers results

	Year to 31 December		Increase	
	2001 £m	2000 £m	Reported %	Underlying %
UK	**132.5**	127.1	4.2	2.1
France	**107.5**	98.5	9.2	6.9
Rest of Europe	**167.1**	121.1	38.0	13.4
Europe	**407.1**	346.7	17.4	7.5
Americas	**130.7**	95.6	36.8	1.1
Asia Pacific	**44.9**	37.0	21.3	8.9
Total	**582.7**	479.3	21.6	6.1


8%
23%
22%
18%
29%

Turnover by region for 2001

Europe

In the UK, Healthcare had an excellent year with consumer panels also performing well. Customised operations as a whole benefited from the reorganisation undertaken in 2000, with government and social research showing particularly good progress. Growth was adversely affected by the impact on broadcast and press monitoring activities and Omnibus services of the events of September 11 and their aftermath.

Our non-market research activities, which were 2.0 per cent of 2001 group turnover, under-performed during the year. Excluding these activities, underlying growth in the UK would have been 4.5 per cent and in France, 8.3 per cent.

The encouraging performance in France, ahead of the market, was largely based on the success of syndicated services and included the final year of the existing NetValue contract. Media Intelligence grew well, as the integration of new media outlets supported advertising expenditure measurement and creative monitoring benefited from the ongoing success of new services. Good growth was also seen within the customised business, led by the Business services, IT and Telecoms sectors.

In the rest of Europe, Germany again progressed well, growing by over 30 per cent, with an excellent performance in the Consumer, Telecoms and Automotive sectors. The Netherlands continued to grow ahead of the market, reflecting the strength of the group's operations in that country.

Americas

TNS Intersearch recorded underlying growth of 4.2 per cent, significantly ahead of that of the market and achieved a number of major contract wins. Two new Branded Solutions, *Conversion Model* and *Buy©Test*, were introduced into the US market, while *Miriad* tracking business was bolstered by major new business wins and expansion of existing contracts. These and other more localised initiatives, such as the extension of the ESPN Sportspoll, a syndicated survey for sports marketers, and promotion of Virtual Shopping programmes, delivered an increase of over 30 per cent in Branded Solutions business. TNS Intersearch's sector focus has led to an increase in its presence in Healthcare, IT and Telecoms. After a difficult first half, the customised media business recovered later in the year and won a new contract with a second major network broadcast company.

Growth in New York based CMR was held back by the ongoing uncertainty in the US economy and the events of September 11. During the year, the company introduced forecasts for the advertising industry, which were very well received and it used new technologies to expand its monitoring from 75 to 100 markets. CMR made two important acquisitions in the US: Adscope, the leading provider of advertising expenditure information to the high-tech market; and TES, the largest US supplier of box office verification and cinema tracking services to the film industry and cinema operators. A number of new services were introduced, primarily relating to use of the internet as a data delivery and analysis tool and CMR's Broadcast Verification Service was extended into Canada.

Underlying growth for the Americas region as a whole was impacted by a downturn in Indetec's telecoms market in the second half and the economic problems in Argentina. Operations in Argentina, which represent less than 1 per cent of group turnover, remain profitable. CR Group in Mexico has performed well since joining the group in July 2001.

Asia Pacific

Consumer panels fuelled much of the growth in Asia, with a particularly strong performance in China and Taiwan. With seven well-established panels in Asia, we are now able to provide regional information to the major multi-nationals, which highlights the great difference in consumer behaviour across countries. Clients are benefiting from the detailed level of information the panels provide. For example, in Malaysia, where the panel has grown faster than expected, manufacturers are now able to appreciate the varied buying behaviour of the different ethnic groups; information that cannot be obtained from retail audit.

The customised operations had a reasonable year, with Korea, in particular, gaining a number of large FMCG contracts, many generated by panel activity. The Automotive sector also performed well but, in comparison with last year, the region's overall growth was held back by a lack of election polling activity. We are entering into a new strategic alliance in Japan, which is expected to lead to increased activity in that market. 2001 was affected by the termination of the group's existing partnership in Japan.

Growth in all specialist sectors

	Year to 31 December		*Increase*	
	2001 £m	2000 £m	Reported %	Underlying %
o Consumer	**182.6**	162.4	12.5	6.9
o Media	**152.3**	106.6	42.8	5.4
o Business services	**83.6**	71.3	17.1	5.3
o IT/Telecoms	**59.8**	52.7	13.4	4.3
o Healthcare	**42.8**	35.1	22.1	20.5
o Other activities	**61.6**	51.2	20.6	(1.2)
Total	**582.7**	479.3	21.6	6.1


12%
7%
31%
10%
14%
26%

Turnover by sector for 2001

Consumer

Growth in this sector was largely driven by the success of the group's consumer panels, especially those in France and Asia, as reported above. As expected in a difficult economic environment, customised operations grew more slowly. There were some significant highlights, however, notably in Germany and the US, where we won a major tracking study for an international drinks group, along with other contracts for FMCG companies.

Media

Underlying growth of 5.4 per cent was achieved despite the short-term impact of September's events. Media Intelligence in France performed particularly well. In the UK, customised benefited from an increase in tracking services and, in the US, pre-launch TV programme testing, which was cut right back in the first half, recommenced in the second.

The TV audience measurement (TAM) service in Singapore started on schedule in January 2001 and a national service was launched in Romania later in the year. The acquisition of MDC brought six new TAM countries to the group and an agreement was concluded to introduce TNS PeopleMeters into the Dominican Republic.

Our partner in Canada, BBM, expanded its TNS PeopleMeter city panels and, at the end of the year, launched a national service. Local firms using our technology won industry contracts in the Netherlands and Belgium. Our panel in Spain was increased to cater for the increased penetration of digital television and to launch a new regional measurement. The number of countries using InfoSysTV, the group's highly-regarded value added analysis system, increased to 12, including the UK, where its use is continuing beyond the termination of the BARB contract at the close of 2001.

Business services

An expansion of activities in Germany, with new and established clients, spearheaded a good performance in Europe. In the US, new business wins were led by the sales of Branded Solutions. The sector was impacted, however, in the second half of the year, with severe disruption to focus group activity in New York and a noticeable downturn in travel and leisure business.

IT and Telecoms

In a very difficult year for IT companies, activities in this sector improved when compared with 2000. The primary reason for this success was the marketing of Branded Solutions and the prevalence of customer satisfaction and brand tracking research, sold on renewable annual contracts and less vulnerable to cancellation. While the US remains the group's strongest market, encouraging growth was seen in other countries. These included France and the Netherlands, where pan-European business was won from several major IT companies. Similarly, in Asia, we won pan-Asian contracts from IT multi-nationals, through the Singapore office.

After a very good first half, Telecoms growth was held back by the closure of Indetec's regulatory consultancy operations. In addition, a number of Indetec's clients among the local service providers in the US went out of business. The company will now concentrate on its growing syndicated business. While this had a significant impact on second half performance, it is encouraging that other parts of the Telecoms business performed well. We again benefited from our strong relationships with the major telecoms companies and our focus will be on developing these key client relationships in the future. On an international basis, the group is conducting multi-country projects for three of the major mobile phone companies. We have introduced new syndicated services and mobile phone panels in the UK and Spain.



per cent
7.9
8.3
8.9
9.3
9.5
97 98 99 00 01

Operating margin before goodwill charges



£ million
11.6
28.5
34.0
44.4
55.2*
97 98 99 00 01

Operating profit before goodwill charges

* *including joint ventures*

Healthcare

The sector moved ahead even more strongly in the second half than the first, as spending on new drug development increased, following a period of retrenchment immediately after the consolidations that have taken place in the industry. Strong domestic growth was reported in the US, UK, Germany, France and Spain. Following the opening of a new sales office in the US, where most of the buying decisions are made, international work increased by over 50 per cent. Our Omnimed international internet panel of doctors is now well established and is being extended to include specialists and cover more countries. We have expanded our key opinion leader syndicated services and now run AsthmaMonitor on an international basis.

Operating profit

Operating profit including joint ventures and before goodwill charges increased by 24.5 per cent to £55.2 million (2000 £44.4 million) and after goodwill charges grew by 6.1 per cent to £41.3 million (2000 £39.0 million). Goodwill charges of £13.9 million (2000 £5.4 million) comprise amortisation, together with write-downs of £4.9 million. Given current economic conditions and market developments, it is deemed appropriate to revalue three investments. The refocusing of the Indetec telecoms business on a reduced client base has led to a write down of £2.3 million. £1.8 million relates to Argentina, reflecting the effects of economic uncertainty and devaluation. The balance of the write-down relates to the group's UK in-store product testing company, which has not developed in line with expectations. Profit before tax after goodwill charges fell by 8.7 per cent to £29.6 million (2000 £32.4 million). Operating margin before goodwill charges improved from 9.3 per cent to 9.5 per cent.

Associates

Income from associates has reduced to £nil (2000 £1.2 million), following the group's acquisition of additional share capital in TNS Mode and Demoscopia, together with the establishment of a joint venture in China. All these companies were previously treated as associates.

Interest

The net interest charge was £10.8 million, compared with £7.2 million in 2000. Interest cover against EBITDA was 6.9x (2000 8.4x).

The additional finance charge of £0.9 million (2000 £0.6 million) represents the amortisation of bank facility arrangement fees of £0.3 million (2000 £nil), together with notional interest in respect of deferred consideration on acquisitions, which the group is required to recognise under FRS7 but which is not a cash item. The balance of deferred consideration at the end of 2001 was £29.8 million (2000 £18.5 million), of which £27.0 million (2000 £18.5 million) is contingent upon performance.

Taxation

The group's effective tax rate before goodwill charge was 30.5 per cent (2000 30.7 per cent) and is expected to remain at a similar rate in the current year.

Minority interests

Minority interests increased to £0.4 million (2000 £0.3 million), due principally to the minority interests that came into the group with the MDC acquisition.

Capital expenditure

Total capital expenditure for 2001 amounted to £20.0 million, of which £19.8 million related to tangible fixed assets and £0.2 million was the purchase of intangibles. Cash realised from the sale of tangible fixed assets was £1.0 million.

Net debt

The group had net debt of £209.2 million at the end of the year (2000 £152.0 million). The increase resulted from expenditure on acquisitions offset by an improved working capital performance. Current debt facilities extend to £308 million. Beyond this, the group has the potential to arrange a further £92 million within existing covenants.

Cash flow and cash funds

Net cash inflow from operating activities was £72.7 million, compared with £55.9 million in 2000. The improvement was driven by the increase in EBITDA from £60.4 million to £74.4 million, together with a reduction in working capital. The net cash outflow for acquisitions during the year was £85.2 million (2000 £94.7 million). The additional cash requirement was funded by a combination of borrowings and cash generation. Cash at the end of the year was £24.1 million. Surplus cash is invested on the money market only with leading banks and institutions, in short term deposits and instruments.

Acquisitions

During the year, we continued to make acquisitions in line with our strategy to reinforce our specialist sectors and to broaden our global reach. They included TES and Adscope in the US, SIS in the UK, MDC in Finland, Russia and the Baltics and CR Group in Mexico. We also increased our holdings in TNS Mode in India, from 30 per cent to 100 per cent and in Demoscopia in Spain, from 40 per cent to 90 per cent.

Impact of recent financial reporting standards and financial controls

The group has reviewed its pension arrangements, as part of the transition to FRS 17. It currently has four defined benefit plans, in the UK, US and Netherlands. The total asset values were £12.9 million at 31 December 2001. This compares with the present value of the liabilities related to these plans of £10.4 million. The group has an additional obligation of £2.6 million for lump sum retirement payments, which is provided for in the accounts. The net pension liability under FRS 17 would be £0.1 million, compared with the existing SSAP 24 provision carried on the balance sheet at 31 December 2001, of £3.0 million. Under FRS 17, therefore, net assets would be written up by £2.9 million, before deferred tax. This new reporting standard will be fully adopted by the group in the financial statements for the year ended 31 December 2003.

The group has maintained full provision for deferred taxes prior to FRS 19 and is unlikely to be materially impacted by this new standard. The group will come fully into line with the standard's new disclosure requirements for the current financial year.

As the group has grown, we have strengthened both the financial team and processes, to achieve communication of and compliance with UK accounting standards throughout the group. A priority in our successful integration of new acquisitions is to make certain that they incorporate our procedures without delay and we have an ongoing programme of training and consultation, to ensure that we maintain the standards of our financial controls.



□ **David Lowden**
Finance Director

TAXING QUESTIONS
The TNS Global Tax Monitor questioned CFOs and tax advisers in companies across 15 markets. Almost one in seven clients feel there is a need for tax advisers to improve their speed of response. In addition, around one in eight would like advisers to lower their costs or become more cost effective. This was significantly lower among clients in Asia Pacific (4%) and higher in North America (18%).

Group profit and loss account
for the year ended 31 December

	Notes	2001 £m	2000 £m
Continuing activities		541.6	479.3
Acquisitions		41.1	-
Turnover	2	582.7	479.3
Less share of joint ventures - acquisitions		(7.6)	-
Turnover excluding joint ventures	2	575.1	479.3
Cost of sales		(206.0)	(170.7)
Gross profit		369.1	308.6
Administrative expenses		(328.6)	(269.6)
Operating profit	2		
Continuing activities (after goodwill charges of £12.0m, 2000 £5.4m)		39.0	39.0
Acquisitions (after goodwill charges of £1.7m, 2000 £nil)		1.5	-
Operating profit before joint ventures and associates	2	40.5	39.0
Share of operating profit of joint ventures (after goodwill charges of £0.2m, 2000 £nil)		0.8	-
Operating profit including joint ventures (before goodwill charges and associates)	2	55.2	44.4
Share of operating profit of associates	6	-	1.2
Profit on ordinary activities before interest and taxation		41.3	40.2
Interest receivable and similar income		0.6	0.9
Interest payable	5	(11.4)	(8.1)
Other finance charges	5	(0.9)	(0.6)
Profit on ordinary activities before taxation	3	29.6	32.4
Taxation on profit on ordinary activities	7	(13.3)	(11.6)
Profit on ordinary activities after taxation		16.3	20.8
Minority interests		(0.4)	(0.3)
Profit for the year		15.9	20.5
Dividends	9	(9.0)	(7.8)
Retained profit for the year		6.9	12.7
Adjusted earnings per share before goodwill charges	10	8.0p	7.0p
Basic earnings per share	10	4.3p	5.5p
Diluted earnings per share	10	4.1p	5.3p
Dividend per share	9	2.4p	2.1p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the year stated above, and their historical cost equivalents.

Group balance sheet

at 31 December

	Notes	2001 £m	2000 £m
Fixed assets			
Intangible assets	11	**202.0**	136.8
Tangible assets	12	**58.3**	54.2
Investments			
Share of gross assets of joint ventures		**19.2**	-
Share of gross liabilities of joint ventures		**(2.1)**	-
	14	**17.1**	-
Associates	14	**0.7**	3.7
Other	14	**7.9**	11.2
		25.7	14.9
		286.0	205.9
Current assets			
Stocks and work-in-progress	15	**34.0**	39.9
Debtors	16	**144.4**	139.8
Cash at bank and in hand		**24.1**	19.5
		202.5	199.2
Creditors: amounts falling due within one year	17	**(192.6)**	(188.5)
Net current assets		**9.9**	10.7
Total assets less current liabilities		**295.9**	216.6
Creditors: amounts falling due after more than one year	17	**(220.6)**	(157.8)
Provisions for liabilities and charges	18	**(32.3)**	(22.6)
Net assets		**43.0**	36.2
Capital and reserves			
Called up share capital	21	**19.5**	19.4
Share premium	23	**102.7**	101.1
Other reserves	23	**0.9**	0.4
Profit and loss account	23	**(85.2)**	(87.7)
Equity shareholders' funds		**37.9**	33.2
Minority interests		**5.1**	3.0
		43.0	36.2

The financial statements on pages 12 to 42 were approved by the board on 18 March 2002 and were signed on its behalf by



□ **David Lowden**
Finance Director

Group cash flow statement
for the year ended 31 December

	Notes	2001 £m	2000 £m
Cash flow from operating activities			
Net cash inflow from continuing operating activities	25	**72.7**	55.9
Dividends from associates		**0.1**	0.3
Returns on investments and servicing of finance			
Interest received		**0.5**	0.8
Interest paid		**(12.0)**	(6.1)
Issue costs of new loans		-	(1.5)
Dividends paid to minority interests		-	(0.5)
Net cash outflow from returns on investments and servicing of finance		**(11.5)**	(7.3)
Taxation			
Taxation paid		**(11.6)**	(15.1)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(19.8)**	(19.8)
Purchase of intangible fixed assets		**(0.2)**	(0.1)
Purchase of investments		**(0.1)**	(0.2)
Sale of tangible fixed assets		**1.0**	0.8
Net cash outflow from capital expenditure and financial investment		**(19.1)**	(19.3)
Acquisitions			
Purchase of subsidiary undertakings	25	**(73.7)**	(96.1)
Net cash acquired with subsidiary undertakings	25	**0.6**	1.4
Purchase of joint ventures and associates		**(12.1)**	-
Net cash outflow from acquisitions		**(85.2)**	(94.7)
Dividends paid		**(8.5)**	(6.5)
Cash outflow before financing		**(63.1)**	(86.7)
Financing			
Issue of ordinary share capital		-	0.4
Proceeds on exercise of share options		**4.8**	-
Increase in debt		**63.1**	82.7
Increase/(decrease) in cash in the year	25	**4.8**	(3.6)

Statement of total recognised gains and losses

for the year ended 31 December

	2001 £m	2000 £m
Profit for the year	**15.9**	20.5
Amounts arising on the exercise of share options	**0.5**	-
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**(2.5)**	(1.2)
Tax on gains/(losses) on foreign currency borrowings hedging foreign investments	**(0.5)**	0.6
Total recognised gains and losses relating to the year	**13.4**	19.9

Reconciliation of movements in equity shareholders' funds

for the year ended 31 December

	2001 £m	2000 £m
Profit for the year	**15.9**	20.5
Dividends	**(9.0)**	(7.8)
	6.9	12.7
Amounts deducted in respect of shares issued to a qualifying employee share ownership trust	**(1.0)**	-
Amounts arising on the exercise of share options	**0.5**	-
Share of former associates	**(0.4)**	-
Other recognised gains and losses	**(3.0)**	(0.6)
New share capital issued (including share premium)	**1.7**	1.4
Net addition to shareholders' funds	**4.7**	13.5
Opening shareholders' funds	**33.2**	19.7
Closing shareholders' funds	**37.9**	33.2

Company balance sheet
for the year ended 31 December

	Notes	2001 £m	Restated 2000 £m
Fixed assets			
Intangible assets	11	-	2.1
Investments	14	**417.5**	451.1
		417.5	453.2
Current assets			
Debtors	16	**40.9**	19.9
Cash at bank and in hand		**4.9**	3.6
		45.8	23.5
Creditors: amounts falling due within one year	17	**(24.1)**	(23.0)
Net current assets		**21.7**	0.5
Total assets less current liabilities		**439.2**	453.7
Creditors: amounts falling due after more than one year	17	**(312.8)**	(314.7)
Provisions for liabilities and charges	18	**-**	(10.6)
Net assets		**126.4**	128.4
Capital and reserves			
Called up share capital	21	**19.5**	19.4
Share premium	23	**102.7**	101.1
Other reserves	23	**0.5**	-
Merger reserve	23	**1.6**	1.6
Profit and loss account	23	**2.1**	6.3
Equity shareholders' funds		**126.4**	128.4

The financial statements on pages 12 to 42 were approved by the board on 18 March 2002 and were signed on its behalf by



□ **David Lowden**
Finance Director

Notes to the financial statements

1 Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with applicable UK Accounting Standards. The transitional arrangements of FRS 17 'Retirement Benefits' have been adopted, which require additional disclosures in respect of retirement benefits, as set out in note 20. FRS 18 'Accounting Policies' has been adopted and has had no impact on the 2001 results. A summary of the principal group accounting policies, which have been applied consistently, is given below.

Basis of consolidation

The group financial statements consolidate the results of Taylor Nelson Sofres plc and its subsidiary undertakings up to 31 December 2001. The results of all subsidiary undertakings acquired or disposed of are accounted for under acquisition accounting rules and are included in the profit and loss account from the effective date of control. Intra-group sales and profits are eliminated on consolidation.

Joint ventures and associates

Joint ventures are those entities in which the group holds a long term interest and which are jointly controlled by the group and one or more venturers under a contractual arrangement. Joint ventures are accounted for using the gross equity method of accounting.

Associates are those undertakings, other than subsidiaries and joint ventures, in which the group holds a long term participating interest and exerts a significant influence. The group's share of profits less losses of associates is included in the group profit and loss account and the group's share of their net assets, together with goodwill arising on acquisition, is included in the group balance sheet.

Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising on consolidation for acquisitions made since 1 January 1998 is amortised in equal annual instalments over its estimated useful economic life of up to 20 years, and charged to the profit and loss account. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time, if events or changes in circumstances indicate that the carrying value may not be recoverable.

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account except for differences arising on the retranslation of loans taken out to finance overseas subsidiaries which are dealt with through reserves.

Financial statements of overseas operations are translated using the closing rate net investment method, except that profits and losses of overseas operations are translated at the average exchange rate applicable to the period. Differences arising on translation of the net assets of overseas operations are dealt with through reserves and are reported in the statement of total recognised gains and losses.

Revenue recognition

Revenue and profits on short-term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress.

Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of specific phases of the project. Costs incurred on projects are included within work-in-progress until completion of each specific phase.

Provisions are made for losses on projects as soon as they are identified.

Fixed asset investments

Fixed asset investments are stated at cost less provisions for any permanent diminution in the value of investments.

Tangible and intangible fixed assets

Fixed assets are stated at original cost or, where appropriate, fair value when acquired, less accumulated depreciation. Provisions are made where the value of assets has been impaired in relation to their value-in-use to the business and charged to the profit and loss account. Depreciation is calculated to write off the cost less

1 Accounting policies *(continued)*

the estimated residual value of each asset principally on a straight-line basis over its expected useful life as follows:

Freehold buildings	33 years
Patents	20 years or remaining life if shorter
Goodwill	20 years or estimated useful economic life if shorter
Software and databases	15 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter
Fixtures, fittings, equipment and motor vehicles	3-10 years

Finance and operating leases

Assets held under finance leases and hire purchase contracts are capitalised and depreciated over their useful lives or the term of the lease if shorter at the rate applicable to fixed assets of a similar category owned by the group. Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Pension arrangements

The group operates a number of contributory pension plans. The majority of employees participate in defined contribution plans that are set up through insurance companies. Contributions are also made to personal pension plans at equivalent rates. Payments in respect of such current service contributions are charged in the financial statements as they fall due.

The group also operates defined benefit plans which provide pensions based on final salaries. The expected cost of pensions in respect of these plans is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the plans. Variations from the regular cost are spread over the expected remaining service lives of current employees in the plan. The pension cost is assessed in accordance with the advice of qualified independent actuaries.

Employee share ownership plans

Shares in Taylor Nelson Sofres plc held by the Employee Share Ownership Plan (ESOP) and the Employee Benefit Trust (EBT) have been included within fixed asset investments and are stated at cost less provisions for any permanent diminution in value. Net operating income from the plans is included under interest receivable and similar income in the group's consolidated profit and loss account. Costs of administration are included in the profit and loss account as they accrue. Profits arising on the disposal of shares held by the EBT as a result of the exercise of options are taken to other reserves.

QUEST

During the year, the company established a qualifying employee share ownership trust (QUEST) in connection with its existing SAYE share plans in the UK. Contributions made by the company to the QUEST in respect of SAYE options exercised during the year are charged directly to reserves.

Deferred consideration

Where acquisitions involve further payments that are deferred or contingent on levels of performance achieved in the years following acquisition, the profit and loss account is charged with notional interest to eliminate the benefit which the group is temporarily saving. The notional interest charged is calculated by reference to the period of deferral, current interest rates and the amount of the likely payments.

Deferred taxation

Provision is made for deferred taxation on all material timing differences to the extent that it is probable that a liability or asset will crystallise. The provision is calculated on the liability method at the rates of taxation likely to be in force at the time of reversal of the timing differences.

Bank facility arrangement fees

Bank facility arrangement fees are capitalised and charged to the profit and loss account in equal annual instalments over the life of the bank facilities.

2 Geographic analysis

	Continuing £m	Acquisitions £m	**2001 Total £m**	2000 Total £m
Turnover				
Sales by origin				
Europe				
group	379.9	25.3	**405.2**	346.7
joint ventures	–	1.9	**1.9**	–
Americas				
group	122.7	6.0	**128.7**	95.6
joint ventures	–	2.0	**2.0**	–
Asia Pacific				
group	39.0	2.2	**41.2**	37.0
joint ventures	–	3.7	**3.7**	–
Total	541.6	41.1	**582.7**	479.3
group	541.6	33.5	**575.1**	479.3
joint ventures	–	7.6	**7.6**	–
Sales by destination				
Europe				
group	360.7	24.8	**385.5**	326.6
joint ventures	–	1.9	**1.9**	–
Americas				
group	141.5	6.2	**147.7**	116.1
joint ventures	–	2.0	**2.0**	–
Asia Pacific				
group	39.4	2.5	**41.9**	36.6
joint ventures	–	3.7	**3.7**	–
Total	541.6	41.1	**582.7**	479.3
group	541.6	33.5	**575.1**	479.3
joint ventures	–	7.6	**7.6**	–

Intra-group turnover between geographic segments is not considered material.

	Continuing £m	Acquisitions £m	**2001 Total £m**	2000 Total £m
Operating profit before goodwill charges				
Europe				
group	36.8	2.1	**38.9**	34.9
joint ventures	–	0.3	**0.3**	–
Americas				
group	13.6	0.8	**14.4**	7.8
joint ventures	–	0.1	**0.1**	–
Asia Pacific				
group	0.6	0.3	**0.9**	1.7
joint ventures	–	0.6	**0.6**	–
Total	51.0	4.2	**55.2**	44.4
group	51.0	3.2	**54.2**	44.4
joint ventures	–	1.0	**1.0**	–

2 Geographic analysis *(continued)*

	Continuing £m	Acquisitions £m	**2001 Total £m**	2000 Total £m
Profit on ordinary activities before taxation				
Europe				
group	33.2	0.8	**34.0**	31.7
joint ventures	–	0.3	**0.3**	–
Americas				
group	5.4	0.4	**5.8**	5.7
joint ventures	–	–	–	–
Asia Pacific				
group	0.4	0.3	**0.7**	1.6
joint ventures	–	0.5	**0.5**	–
Operating profit	39.0	2.3	**41.3**	39.0
group	39.0	1.5	**40.5**	39.0
joint ventures	–	0.8	**0.8**	–
Income from interests in associated undertakings			–	1.2
Interest receivable			**0.6**	0.9
Interest payable and other finance charges			**(12.3)**	(8.7)
			29.6	32.4
Net assets				
Europe				
group			**29.9**	38.4
joint ventures			**0.5**	–
Americas				
group			**9.7**	8.8
joint ventures			**2.8**	–
Asia Pacific				
group			**(0.5)**	(0.1)
joint ventures			**13.8**	–
Net operating assets			**56.2**	47.1
group			**39.1**	47.1
joint ventures			**17.1**	–
Unallocated amounts				
current and deferred taxation			**(7.1)**	(5.2)
dividends payable			**(6.1)**	(5.7)
Net assets			**43.0**	36.2

In the opinion of the directors, the group has only one class of business, which is the provision of market information services.

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after (charging)/crediting

	2001 £m	2000 £m
Depreciation charge for the year:		
tangible owned fixed assets	**(18.4)**	(15.7)
tangible leased assets	**(0.1)**	-
Goodwill charges for the year:		
goodwill - amortisation	**(8.8)**	(5.4)
- impairment (*see note* 11)	**(4.9)**	-
Amortisation of other intangible fixed assets	**(0.7)**	(0.3)
Loss on disposal of fixed assets	**-**	(0.1)
Auditors' remuneration for:		
audit services	**(0.6)**	(0.6)
non-audit services	**(0.6)**	(1.4)
Operating lease rentals:		
plant and machinery	**(0.9)**	(0.6)
property	**(17.3)**	(13.1)
Property rents receivable	**1.8**	1.7

Auditors' remuneration for audit service includes £12,000 (2000 £11,000) in respect of the company. Additional auditors' remuneration of £0.4m (2000 £0.4m) for non-audit services has been capitalised in the year.

Cost of sales for continuing activities was £194.6m (2000 £170.7m) and for acquisitions was £11.4m.

Administrative costs for continuing activities were £306.1m (2000 £269.6m) and for acquisitions were £22.5m.

4 Employee information

Average number of employees (including directors)	2001	2000
Marketing	**2,782**	2,477
Production services	**4,832**	3,783
Administration	**1,071**	865
	8,685	7,125

Staff costs (including directors)	£m	£m
Wages and salaries	**168.8**	143.4
Social security costs	**30.0**	24.0
Other pension costs (*see note 20*)	**5.8**	4.9
	204.6	172.3

Details of directors' remuneration are shown in the Remuneration report on pages 51 and 52.

5 Interest payable

	2001 £m	2000 £m
Bank loans and overdrafts	**11.4**	8.0
Interest payable on finance leases	**-**	0.1
Group interest payable	**11.4**	8.1
Amortisation of arrangement fee	**0.3**	-
Notional interest relating to deferred consideration	**0.6**	0.6
Other finance charges	**0.9**	0.6

6 Associated undertakings

	2001 £m	2000 £m
Share of turnover	**3.0**	8.9
Operating costs	**(3.0)**	(7.7)
Share of profits less losses	**-**	1.2

	Turnover		*Operating profit*	
Geographic analysis of associated undertakings	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Europe	**2.7**	4.5	**-**	0.5
Asia Pacific	**0.3**	4.4	**-**	0.7
	3.0	8.9	**-**	1.2

7 Taxation on profit on ordinary activities

	2001 £m	2000 £m
UK corporation tax at 30% (2000 30%)		
current	**0.7**	2.6
deferred	**(0.1)**	(0.2)
UK corporation tax relating to prior years		
current	**(0.9)**	(1.1)
deferred	**0.1**	0.2
Overseas taxation		
current	**13.2**	9.8
deferred	**0.1**	0.1
	13.1	11.4
Share of joint venture taxation	**0.2**	-
Associated undertakings	**-**	0.2
	13.3	11.6

The group's effective tax rate is higher than the UK corporation tax rate mainly due to differences between UK and overseas rates of taxation and the effect of disallowable goodwill charges.

8 Profit for the year

As permitted under section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these financial statements. The retained loss after dividends for the year was £2.5m (2000 profit of £0.1m).

9 Dividends

	2001 £m	2000 £m
Interim paid of 0.8p per share (2000 0.7p)	**3.0**	2.6
Final proposed of 1.6p per share (2000 1.4p)	**6.0**	5.2
	9.0	7.8

The trustee of the ESOP has waived its right to all but 0.001p per share of the dividends due on the 2,748,046 shares it holds at 31 December 2001, until further notice. The amount waived in respect of the 2001 interim dividend was £24,000 (2000 £26,000) and the maximum to be waived in respect of the 2001 final dividend on shares currently held by the ESOP is £44,000 (2000 £49,000).

The trustees of the EBT have also waived their right to all but 0.001p per share of the dividends due on the 8,541,813 shares the EBT holds at 31 December 2001, until further notice. The amount waived in respect of the 2001 interim dividend was £77,000 (2000 £94,000) and the maximum to be waived in respect of the 2001 final dividend on shares currently held by the EBT is £137,000 (2000 £189,000).

The final proposed dividend does not include a dividend on shares issued on the exercise of employee share options and allotment of new shares since 31 December 2001 or on other options which may be exercised prior to 24 May 2002, the record date.

10 Earnings per share

Basic earnings per share have been calculated on the profit after taxation and minority interests of £15.9m (2000 £20.5m) and on 373,724,213 shares (2000 370,229,975), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled.

The diluted earnings per share have been calculated in accordance with the provisions of FRS 14, with the weighted average number of shares in issue being adjusted to assume conversion of all dilutive potential shares for the period they were outstanding.

Shares held by the ESOP and the EBT which are under performance-based options are included in the diluted weighted average number of shares, as the performance conditions are deemed to have been met for the purposes of this calculation. The diluted weighted average number of shares is 383,693,389 (2000 387,481,189).

Adjusted earnings per share before goodwill charges have been calculated on the profit after taxation and minority interests of £29.8m (2000 £25.9m), which excludes goodwill charges of £13.9m (2000 £5.4m) and on the basic weighted average number of shares. The directors believe that earnings per share before goodwill charges assists in understanding the underlying performance of the group.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2001	2000
Weighted average number of shares (millions)		
Share capital	**388.6**	387.3
Shares held by ESOP	**(3.3)**	(3.6)
Shares held by EBT	**(11.6)**	(13.5)
Basic earnings per share denominator	**373.7**	370.2
Dilutive effect of share options	**10.0**	17.3
Diluted earnings per share denominator	**383.7**	387.5

11 Intangible fixed assets

Group	Patents and licences £m	Other £m	Goodwill £m	Total £m
Cost				
At 1 January 2001	2.0	2.2	142.4	146.6
Exchange differences	-	(0.1)	(1.4)	(1.5)
Additions	-	0.1	76.8	76.9
Acquisitions	3.0	-	0.3	3.3
Transfers from associates	-	-	0.9	0.9
Disposals	-	(0.8)	(0.2)	(1.0)
At 31 December 2001	**5.0**	**1.4**	**218.8**	**225.2**
Amortisation				
At 1 January 2001	1.2	1.7	6.9	9.8
Exchange differences	-	-	(0.1)	(0.1)
Charge for year	0.5	0.2	8.8	9.5
Impairment	-	-	4.9	4.9
Disposals	(0.1)	(0.8)	-	(0.9)
At 31 December 2001	**1.6**	**1.1**	**20.5**	**23.2**
Net book value				
At 31 December 2001	**3.4**	**0.3**	**198.3**	**202.0**
At 31 December 2000	0.8	0.5	135.5	136.8

In accordance with FRS 11 'Impairment of fixed assets and goodwill', the carrying value of the group's subsidiary undertakings has been compared to their recoverable amounts represented by their value in use to the group. The review has resulted in an impairment charge of £4.9m, principally in respect of Gallup Argentina and Indetec. The discount rates used in the calculations to arrive at the valuations range between 9% and 12%.

Company	Goodwill £m
Cost	
At 1 January 2001	4.5
Transferred to subsidiary undertaking	(4.5)
At 31 December 2001	-
Depreciation	
At 1 January 2001	2.4
Transferred to subsidiary undertaking	(2.4)
At 31 December 2001	-
Net book value	
At 31 December 2001	-
At 31 December 2000	2.1

12 Tangible fixed assets

Group	Freehold land and buildings £m	Leasehold land and buildings £m	Software and databases £m	Equipment £m	Total £m
Cost					
At 1 January 2001	18.3	2.6	12.4	99.5	132.8
Exchange differences	(0.4)	–	(0.2)	(0.6)	(1.2)
Additions	2.3	1.1	1.5	15.0	19.9
Acquisitions	0.4	–	0.5	3.1	4.0
Disposals	(0.2)	(0.1)	(1.5)	(12.3)	(14.1)
At 31 December 2001	**20.4**	**3.6**	**12.7**	**104.7**	**141.4**
Depreciation					
At 1 January 2001	5.6	0.8	5.4	66.8	78.6
Exchange differences	(0.1)	–	(0.1)	(0.4)	(0.6)
Charge for year	0.5	0.1	2.3	15.5	18.4
Disposals	(0.3)	–	(0.8)	(12.2)	(13.3)
At 31 December 2001	**5.7**	**0.9**	**6.8**	**69.7**	**83.1**
Net book value					
At 31 December 2001	**14.7**	**2.7**	**5.9**	**35.0**	**58.3**
At 31 December 2000	12.7	1.8	7.0	32.7	54.2

The net book value of leased assets is £2.7m (2000 £1.8m). Freehold land and buildings includes land of £1.5m (2000 £1.5m), which is not being depreciated.

The company had no tangible fixed assets.

13 Acquisitions

During the year the group made acquisitions with a total cost of £84.4m, the most significant of which were the MDC Group in Finland (16 March 2001), CR Group in Mexico (9 July 2001), SiS in the UK (1 October 2001) and TES in the US (20 November 2001).

The group also increased its holdings in Mode in India, from 30% to 100%, and in Demoscopia in Spain, from 40% to 90%. These entities have been treated as subsidiary undertakings from the date of increase (2000 – treated as associates).

Details of the assets acquired are shown below.

The fair value adjustments contain some provisional amounts, which will be finalised in the 2002 accounts when the detailed assessment of fair values has been completed.

TES	Book value and fair value £m
Fixed assets	
Tangible assets	0.1
Net assets	**0.1**
Goodwill	**35.5**
Consideration	**35.6**
Settled by:	
cash	25.9
deferred consideration – contingent	9.7
	35.6

In its last financial year to 31 December 2000, TES made an operating profit before management charges, tax and interest of £3.7m on revenues of £6.8m and a profit after tax of £0.5m. For the period since that date to the date of acquisition, its management accounts show a profit after tax of £0.7m.

13 Acquisitions *(continued)*

Other acquisitions	Book value £m	Revaluations £m	Alignment of accounting policies £m	Provisional fair value £m
Fixed assets				
Investments	0.6	–	–	0.6
Intangible assets	7.3	(4.0)	–	3.3
Tangible assets	4.1	(0.2)	–	3.9
	12.0	(4.2)	–	7.8
Current assets				
Stocks and work-in-progress	0.7	–	0.6	1.3
Debtors	14.9	(0.1)	(0.1)	14.7
Cash at bank and in hand	7.2	–	–	7.2
	22.8	(0.1)	0.5	23.2
Total assets	34.8	(4.3)	0.5	31.0
Liabilities				
Overdrafts	(6.6)	–	–	(6.6)
Creditors	(14.6)	–	(1.1)	(15.7)
Minority interests	(1.9)	–	–	(1.9)
Share of net assets	**11.7**	**(4.3)**	**(0.6)**	**6.8**
Goodwill				**42.0**
Consideration				**48.8**
Settled by:				
cash				44.8
deferred consideration – contingent				1.7
– fixed				2.3
				48.8

Intangible assets have been revalued and written down by £4.0m, most of which relates to goodwill. Other adjustments have been made to revalue tangible fixed assets and debtors to their recoverable amounts and to align the basis for revenue recognition with that of the group.

Additional goodwill of £0.5m arises on adjustments to deferred consideration relating to prior year acquisitions. £11.4m of the deferred consideration is contingent upon future performance of the acquired entities. The amount included above is the current best estimate of the consideration that will be paid. The maximum amount payable in respect of the contingent consideration on acquisitions in the year is £45.2m.

14 Fixed asset investments

Group	Investment in own shares £m	Other investments £m	Other total £m	Associates £m
Cost				
At 1 January 2001	10.1	2.1	12.2	3.8
Additions	–	0.1	0.1	–
Acquisitions	–	0.3	0.3	–
Share of profits	–	–	–	0.4
Transfers to subsidiary undertakings	–	–	–	(1.0)
Transfers to joint ventures	–	–	–	(2.0)
Disposals	(3.6)	(0.1)	(3.7)	–
At 31 December 2001	**6.5**	**2.4**	**8.9**	**1.2**
Provisions				
At 1 January 2001	–	(1.0)	(1.0)	(0.1)
Increase in year	–	–	–	(0.4)
At 31 December 2001	–	**(1.0)**	**(1.0)**	**(0.5)**
Net book value				
At 31 December 2001	**6.5**	**1.4**	**7.9**	**0.7**
At 31 December 2000	10.1	1.1	11.2	3.7

At 31 December 2001, the ESOP held 2,748,046 shares in the company (2000 3,507,703). Of those, 1,164,176 have had options granted over them under the share option plans. At 31 December 2001, the EBT held 8,541,813 shares in the company (2000 13,505,908). Of those, 7,537,278 have had rights granted over them under the long term incentive plan. Shares held by the ESOP and EBT had a market value of £21.8m at 31 December 2001. Shares over which options have not yet been granted had a market value at 31 December 2001 of £5.0m. Profits arising on the disposal of shares following the exercise of share options relating to the EBT are taken to other reserves.

Interests in joint ventures	£m
At 1 January 2001	
net assets	–
goodwill	–
	–
Transfers from associates – net assets	2.0
Acquisitions	0.3
Additions	
net assets	1.8
goodwill	12.5
Exchange differences	(0.3)
Share of profits retained	1.0
At 31 December 2001	**17.3**
Goodwill amortisation	
At 1 January 2001	–
Charge for year	0.2
At 31 December 2001	**0.2**
Net book value at 31 December 2001	
net assets	**4.8**
goodwill	**12.3**
	17.1

14 Fixed asset investments *(continued)*

Company	Restated long term loans to subsidiary undertakings £m	Investment in own shares £m	Interests in subsidiary undertakings £m	Other investments £m	Total £m
Cost					
At 1 January 2001	159.3	10.1	289.6	0.1	459.1
Additions	-	-	20.0	-	20.0
Repayments	(18.0)	-	-	-	(18.0)
Disposals	-	(3.6)	(30.6)	-	(34.2)
At 31 December 2001	**141.3**	**6.5**	**279.0**	**0.1**	**426.9**
Provisions against investments					
At 1 January 2001	-	-	(8.0)	-	(8.0)
Amounts written off investments	-	-	(1.3)	(0.1)	(1.4)
At 31 December 2001	-	-	**(9.3)**	**(0.1)**	**(9.4)**
Net book value					
At 31 December 2001	**141.3**	**6.5**	**269.7**	-	**417.5**
At 31 December 2000	159.3	10.1	281.6	0.1	451.1

Long term loans to subsidiary undertakings have been reclassified from debtors to fixed asset investments to reflect the long term nature of the debt. This has resulted in the prior year figures being restated to increase fixed asset investments by £159.3m.

In the opinion of the directors, the value of the interests in the group undertakings is not less than that stated in the relevant balance sheets.

Details of the principal investments in which the group or company holds more than 20% of the nominal value of any class of share capital, each of which is represented by ordinary shares, are set out below. Each group undertaking operates principally in its country of incorporation and has been included in the consolidated results. The principal activity of all the undertakings listed is the provision of market information services. All holdings are indirectly owned unless otherwise stated.

		Ownership	
	Country of incorporation	**2001** %	2000 %
Subsidiary undertakings			
CMR	US	**100**	100
EMNID GmbH & Co Kg	Germany	**100**	100
Gallup A/S	Denmark	**100**	100
Nipo BV	Netherlands	**100**	100
Norske Gallup Institutt A/S	Norway	**100**	100
Secodip SA	France	**100**	100
Sofres AM SA	Spain	**100**	100
Taylor Nelson Sofres Asia Pacific Pty Ltd	Australia	**100**	100
Taylor Nelson Sofres Group Ltd (directly owned)	UK	**100**	100
Taylor Nelson Sofres Mexico SA	Mexico	**100**	-
Taylor Nelson Sofres Intersearch Corp	US	**100**	100
Taylor Nelson Sofres SA	France	**100**	100
Taylor Nelson Sofres SA	Spain	**100**	100
Taylor Nelson Sofres Suomi Oy (MDC Group)	Finland	**100**	-
Taylor Nelson Sofres Entertainment Group Inc	US	**100**	-

14 Fixed asset investments *(continued)*

	Country of incorporation	Ownership 2001 %	Ownership 2000 %
Joint ventures			
CVSC Sofres Media Co Ltd	China	**67**	-
Finnpanel	Finland	**50**	-
Latinpanel	South America	**33**	-
Single Source Research Ltd	Israel	**26**	-
Tele-Gal (AGB) Ltd	Israel	**26**	-
Teleseker Policies Ltd	Israel	**26**	-
Associated undertakings			
CVSC Sofres Media Co Ltd	China	-	40
CVSC - TNS Research Co Ltd	China	**46**	-
GIE Audiepub	France	**33**	33
Marktest	Portugal	**40**	40
Telecontact International	Luxembourg	**49**	49

15 Stocks and work-in-progress

	Group		*Company*	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Work-in-progress	**34.0**	39.9	-	-

16 Debtors

	Group		*Company*	
	2001 £m	2000 £m	**2001 £m**	Restated 2000 £m
Trade debtors	**127.1**	120.4	-	-
Amounts owed by joint ventures	**0.2**	-	-	-
Amounts owed by associated undertakings	**0.7**	0.7	-	-
Dividends receivable	**0.1**	0.1	**40.8**	19.9
Other debtors	**6.8**	9.6	-	-
Prepayments and accrued income	**9.5**	9.0	**0.1**	-
	144.4	139.8	**40.9**	19.9

Amounts owed by subsidiary undertakings have been reclassified as fixed asset investments in the company to reflect the long term nature of the debt. The prior year figures have been adjusted for comparability (£159.3m reduction in debtors).

17 Creditors

Amounts falling due within one year	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company Restated 2000 £m
Bank loans	**17.6**	17.0	**16.5**	15.4
Obligations under finance leases	**0.3**	0.3	-	-
Trade creditors	**21.7**	28.5	-	-
Amounts owed to joint ventures	**0.6**	-	-	-
Amounts owed to associated undertakings	**0.2**	0.3	-	-
Payments received on account	**54.5**	58.9	-	-
Corporation tax	**7.0**	5.2	-	-
Other taxation and social security	**27.5**	22.9	**0.1**	0.1
Dividends payable	**6.1**	5.7	**6.1**	5.6
Other creditors	**11.5**	8.8	**0.1**	0.1
Accruals and deferred income	**45.6**	40.9	**1.3**	1.8
	192.6	188.5	**24.1**	23.0
Amounts falling due after more than one year				
Amounts owed to subsidiary undertakings	-	-	**98.0**	162.0
Bank loans	**215.4**	153.9	**214.8**	152.7
Obligations under finance leases	-	0.3	-	-
Other	**5.2**	3.6	-	-
	220.6	157.8	**312.8**	314.7

Amounts owed to subsidiary undertakings in the company have been reclassified as amounts falling due after more than one year to reflect the long term nature of the debt. This has increased amounts falling due after more than one year in 2000 by £162.0m.

Bank loans in the company include gross borrowings of US$146.0m (£100.6m), €148.0m (£90.3m) and £25.0m, which have been secured by guarantees issued by certain of the group's subsidiary undertakings including Taylor Nelson Sofres BV, which also has its shares pledged as security.

Interest on the secured committed bank facility of £250m is payable at the rate of 0.875% above LIBOR. In addition the company has uncommitted facilities upon which interest is payable at between 0.25% and 0.75% above LIBOR.

Bank loans are repayable as follows	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Between one and two years	**15.9**	0.2	**15.9**	-
Between two and five years	**199.1**	153.5	**198.9**	152.7
Over five years	**0.4**	0.2	-	-
	215.4	153.9	**214.8**	152.7
Finance lease obligations are repayable as follows				
Between one and two years	-	0.3	-	-
	-	0.3	-	-

£3.0m (2000 £0.3m) of other creditors is payable between one and two years, £1.8m (2000 £3.0m) between two and five years and £0.4m (2000 £0.3m) in five years or more.

18 Provisions for liabilities and charges

Group	Deferred consideration £m	Future property rentals £m	Pensions £m	Other £m	Deferred taxation £m	Total £m
As at 1 January 2001	18.5	0.1	2.5	1.5	-	22.6
Exchange differences	(0.2)	-	-	(0.1)	-	(0.3)
Created	11.9	-	-	1.4	0.1	13.4
Released	(1.2)	-	-	-	-	(1.2)
Utilised	(2.6)	-	(0.2)	-	-	(2.8)
Notional interest	0.6	-	-	-	-	0.6
As at 31 December 2001	**27.0**	**0.1**	**2.3**	**2.8**	**0.1**	**32.3**

Company	Deferred consideration £m
As at 1 January 2001	10.6
Transferred to subsidiary undertaking	(10.6)
As at 31 December 2001	-

Provisions for deferred consideration have been discounted where the effect is material, using discount rates comparable with bank lending rates available to the group.

Deferred consideration represents amounts that the group is contractually bound to pay in the future for acquisitions, where the amount is determined by future results of the acquired business. The provisions are determined with reference to the latest information available and are expected to be paid within one to six years from the balance sheet date.

The provision for future property rentals represents the net rental cost to the group of empty leasehold properties up to the end of the relevant lease periods. The provision will be utilised within two years.

Pension provisions are calculated from actuarial valuations of defined benefit plans or retirement benefit plans across the group. The provisions will be satisfied over the current service lives of employees.

Other provisions consists of liabilities arising as a result of ongoing litigation or claims and other amounts that are not individually material to the group. The amounts are expected to be paid within one to five years.

There is no unprovided deferred tax in the company or group. The group is carrying a deferred tax asset of £1.1m relating to net operating losses and short term timing differences, which has been offset against the group's deferred tax liabilities of £1.2m. The deferred tax liabilities relate to accelerated capital allowances and short term timing differences.

19 Financial instruments

Taylor Nelson Sofres operates a central treasury function providing services to the group. It arranges loans and funding, invests surplus liquidity and manages financial risk. Group Treasury is not a profit centre and no speculative trades are permitted. It operates within specific policies, agreed by the board, to control and monitor financial risk within the group and reports regularly to the board against these policy requirements. Prudent and controlled use is made of financial instruments where appropriate, principally to reduce fluctuation in interest costs. Forward exchange contracts and options are used to reduce fluctuation in exchange rates. Transactions are effected with relationship banks as counter parties.

For the purposes of the disclosures which follow in this note, short term debtors and creditors and provisions which arise directly from the group's operations have been excluded as permitted under FRS 13. The disclosures, therefore, focus on those financial instruments that play a significant medium to long term role in the financial risk profile of the group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page 35.

Currency risk

The group's principal exposures to exchange rate fluctuations arise on the translation of overseas net assets and profits into sterling for accounting purposes. The principal foreign currencies for the group are Euro and US dollar. The group's transactional foreign exchange exposure results mainly from sales and purchases of services between members of the group and is hedged by matching cash flows through a netting process. Any minor residual exposures are covered on a short term basis.

Translation exposures arising on consolidation of the group's overseas net assets are minimised by broadly matching assets with borrowings in each major foreign currency. This provides a hedge against currency fluctuations by matching currency loans with the underlying assets in the same currency. The net movement in exchange reserves after the effect of hedging is a loss of £3.0m before taxation (2000 loss of £1.2m). The risk of currency translation of profits denominated in foreign currency is partly mitigated by the use of option contracts. In 2001 the financial effect of such items was immaterial.

Interest rate risk

The group has an exposure to variations in interest rates on its borrowings and manages these by fixing debt through drawings of loans for extended periods and the use of interest rate hedging products such as swaps and forward rate agreements. Group Treasury policy requires between 25% and 75% of borrowings to be maintained at fixed rates. However, to benefit from the current low levels of interest rates, the board has approved an increase in the maximum level of fixed rate debt to 100%. At the year end, gross debt was £233.3m, of which £122.3m (52%) was at fixed rate at a weighted average interest rate of 4.6%. Net debt at 31 December 2001 was £209.2m. Cash held by the group was invested in short term cash deposits with relationship banks, at interest rates based on LIBID.

A 1% rise in interest rates would effect the overall interest charge as follows: UK, £0.1m reduction; US, £0.2m increase; Euro, £0.5m increase.

Liquidity risk

The group maintains a balance between certainty of funding and a flexible, cost effective structure. Policy therefore dictates at least 20% capacity based on current debt profile be maintained. At 31 December 2001, £250m of committed facilities and £58m of uncommitted facilities were available to the group.

The group uses derivative financial instruments to hedge exposures to fluctuations in interest rates. Receipts and payments on such instruments are recognised on an accruals basis, over the life of the instrument.

19 Financial instruments *(continued)*

Currency and interest rate disclosure of financial assets and liabilities

The various interest rate and currency exposures of the group's financial liabilities at 31 December were

				Average years to maturity	
2001	Total £m	Floating rate £m	Fixed rate £m	Floating rate	Fixed rate
Sterling	33.2	0.1	33.1	1.0	3.9
Euro	109.0	58.2	50.8	3.4	3.6
US dollar	117.3	52.4	64.9	3.1	3.6
Other	0.9	0.2	0.7	1.0	4.9
	260.4	110.9	149.5	3.2	3.7
2000					
Sterling	3.8	1.1	2.7	–	3.8
Euro	110.7	99.9	10.8	3.9	2.0
US dollar	70.7	70.1	0.6	4.4	1.4
Other	4.9	0.4	4.5	1.0	6.0
	190.1	171.5	18.6	4.1	3.2

Floating rate financial liabilities bear interest at rates based on LIBOR or PIBOR. Fixed rate financial liabilities relate to the hedged proportion of borrowings, deferred consideration and future property rental provisions. The weighted average interest rate for fixed rate financial liabilities is sterling 5.88%, euro 4.79% and US dollar 4.01%.

The currency and interest rate exposures of financial assets at 31 December were

	2001 £m	2000 £m
Sterling	**8.2**	8.3
Euro	**8.7**	4.9
US dollar	**5.3**	4.3
Other	**1.9**	2.0
	24.1	19.5

Financial assets represent cash and attract interest at floating rates.

The maturity profile of the carrying amount of the group's financial liabilities is

	Total financial liabilities[1]		*Gross borrowings*[2]		*Net borrowings*[3]	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Within one year	**19.2**	21.2	**17.9**	17.3	**(6.2)**	(2.2)
Between one and two years	**18.8**	0.5	**15.9**	0.5	**15.9**	0.5
Between two and five years	**218.4**	167.6	**199.1**	153.5	**199.1**	153.5
Over five years	**4.0**	0.8	**0.4**	0.2	**0.4**	0.2
	260.4	190.1	**233.3**	171.5	**209.2**	152.0

[1] *Bank loans, obligations under finance leases, future property rentals and deferred consideration.*

[2] *Bank loans and obligations under finance leases.*

[3] *Gross borrowings less cash.*

19 Financial instruments *(continued)*

The maturity profile of the group's committed but undrawn borrowing facilities at 31 December was

	2001 £m	2000 £m
One to two years	**34.1**	-
Two to five years	**-**	96.1
	34.1	96.1

Analysis of net monetary assets and liabilities by reference to principal functional currencies

	2001				*2000*			
	Euro	US dollar	Other	**Total**	Euro	US dollar	Other	Total
Functional currency of group operations								
Sterling	1.0	0.2	–	**1.2**	0.4	0.6	-	1.0
Euro	-	0.1	–	**0.1**	-	1.5	(0.3)	1.2
US dollar	(0.1)	–	–	**(0.1)**	(0.1)	-	-	(0.1)
	0.9	0.3	–	**1.2**	0.3	2.1	(0.3)	2.1

Fair value of financial assets and liabilities

The table below comprises book value and fair value of the group's financial assets and liabilities at 31 December. Fair value is based on the market price of comparable instruments at the balance sheet date.

	2001		*2000*	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Overdraft and borrowings	**(233.3)**	**(233.3)**	(171.5)	(171.5)
Deferred consideration and future property rentals	**(27.1)**	**(27.1)**	(18.6)	(18.6)
Cash and liquid funds	**24.1**	**24.1**	19.5	19.5
	(236.3)	**(236.3)**	(170.6)	(170.6)
Derivative instruments held to manage currency exposure on future interest payments	**-**	**-**	-	0.1
Derivative instruments held to manage interest rate exposure	**-**	**(1.4)**	-	-

Unrecognised losses

There were no interest rate hedges at 1 January 2001. At 31 December 2001, there were unrecognised losses on interest rate hedges of £1.4m, of which £0.6m is expected to be recognised in 2002 income and £0.8m in 2003 or later.

Gains and losses on financial assets and liabilities for which hedge accounting has been used

The group matches currency assets to loans/funding in the same or closely related currency. Under SSAP 20, the residue is passed to reserves. In 2001, this totalled a loss of £2.5m (2000 loss of £1.2m). £1.7m of net exchange gains on foreign currency loans (2000 loss of £3.7m) have been offset in reserves against exchange losses on the net investment in overseas subsidiaries of £4.2m (2000 gain of £4.0m, including £1.5m gain relating to the retranslation of pre 1998 goodwill eliminated against reserves).

20 Pensions and similar obligations

The group operates a number of pension plans for its employees throughout the world, as well as complying with local laws and regulations relating to the payment of retirement benefits. The assets of all pension plans are held separately from those of the group. There were no prepayments or accruals in respect of any of the group's pension plans in the current or previous year.

UK

The pension plans in the UK are primarily defined contribution plans and the group's contribution to such plans ranges from 4% to 8% of salary, rising with the age of employees. There are two defined benefit plans, funded and unfunded, which are closed to new members. Both plans were valued by independent qualified actuaries in 2001 using the projected unit method. The current service cost of these closed plans is expected to increase as members approach retirement. The fair value of the assets of these plans was £3.6m, which represented 172% of the benefits which have accrued to members. The principal assumptions used were a discount rate of 5.8% and that salary increases would be 3.0% per annum. The cost in the year for defined contribution plans was £1.8m (2000 £1.7m) and for defined benefit plans was £48,000 (2000 £18,000) respectively.

France

Companies in France participate in state compulsory arrangements. Regulations in France require that a lump sum is paid to employees on retirement, based on their final salary and the number of years service. The provision required to meet these amounts was assessed by independent qualified actuaries in 2001 and full provision has been made for the £1.5m (2000 £1.5m) liability identified. Movements in the liability are charged or credited to the profit and loss account in the year they are identified.

US

There are defined contribution pension plans in operation in the US, where the group undertakes to pay a contribution based on amounts paid by employees up to a maximum. Costs are charged to the profit and loss account in the period they are incurred. The group also operates a defined benefit plan the details of which can be seen below. The cost in the year for defined contribution plans was £296,000 (2000 £166,000) and for defined benefit plans was £nil (2000 £nil).

Netherlands

The group operates a defined benefit plan in the Netherlands. This plan is insured, although indexation increases to pensions in payment remain the responsibility of the company. Provision for these indexation increases is made based on actuarial assessments. The cost in the year was £93,000 (2000 £43,000).

Other countries

Where there are local requirements to provide lump sum payments at the time employees retire, provision has been made based on actuarial assessments.

FRS 17 disclosures

On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 'Retirement Benefits', replacing SSAP 24 'Accounting for Pension Costs'. FRS 17 is fully effective for periods ending on or after 22 June 2003, although disclosures are required in the transitional period starting with the year ended 31 December 2001. The disclosures showing the assets and liabilities of the group's retirement benefit plans are set out below. These have been calculated on the following assumptions.

	UK %	France %	US %	Netherlands %
Rate of increase in salaries	3.0	2.5	3.0	2.0
Rate of increase for pensions in payment	–	–	–	2.0
Discount rate	5.8	5.8	6.9	5.8
Inflation assumption	2.0	2.0	2.0	2.0
Long term expected rate of return on equities	6.25	6.25	6.25	6.25
Long term expected rate of return on bonds and cash	5.25	5.25	5.25	5.25

20 Pensions and similar obligations *(continued)*

The asset and liabilities of the pension plans at 31 December 2001 are shown below:

	UK £m	France £m	US £m	Netherlands £m	Other £m	**Total £m**
Equities	0.2	–	1.0	1.6	–	**2.8**
Bonds and cash	3.4	–	0.3	6.4	–	**10.1**
Market value of assets	3.6	–	1.3	8.0	–	**12.9**
Present value of liabilities	(2.1)	(1.9)	(0.7)	(7.6)	(0.7)	**(13.0)**
Surplus/(deficit) in the plan	1.5	(1.9)	0.6	0.4	(0.7)	**(0.1)**
Related deferred tax	(0.4)	–	(0.2)	(0.1)	–	**(0.7)**
Net pension asset/(liability)	1.1	(1.9)	0.4	0.3	(0.7)	**(0.8)**
Provisions carried under SSAP 24						**(3.0)**
Increase in net assets under FRS 17						**2.2**
Impact of FRS 17 prior to deferred tax						**2.9**

	UK %	France %	US %	Netherlands %	Other %	**Total %**
Equities	6	–	80	20	–	**22**
Bonds and cash	94	–	20	80	–	**78**

The companies to which the plans relate are: UK, Taylor Nelson Sofres Group; France, Taylor Nelson Sofres SA and Secodip; US, CMR; and Netherlands, Nipo BV. Under FRS 17, the group's profit and loss reserve would increase from £(85.2)m at 31 December 2001 to £(83.0)m.

21 Share capital

	2001 Number of shares	2000 Number of shares	**2001 £000**	2000 £000
Authorised				
Ordinary shares of 5p each	**510,000,000**	510,000,000	**25,500**	25,500
Allotted, called up and paid				
At 1 January	**388,158,336**	386,544,655	**19,408**	19,327
Share options exercised during year				
Executive Share Scheme	**500,941**	608,042	**25**	30
Savings Related Share Scheme	**31,573**	590,942	**2**	30
QUEST (for SAYE)	**543,888**	–	**27**	–
WESP	**2,237**	–	–	–
EBT	–	40,299	–	2
Acquisition of Gallup A/S	–	374,398	–	19
At 31 December	**389,236,975**	388,158,336	**19,462**	19,408

During 2001, 500,941 shares were issued to employees following the exercise of options under the Executive Share Option Scheme for a total consideration of £370,000. Since 31 December 2001, a further 38,509 shares have been issued to employees on the exercise of options granted under the scheme. During 2001, 31,573 shares were issued to employees following the exercise of options under the Savings Related Share Option Scheme for a total consideration of £17,000. Since 31 December 2001, no further shares have been issued to employees on the exercise of options granted under the scheme. During 2001, 543,888 shares were issued to the QUEST for a total consideration of £1,203,000. These shares were subsequently transferred to employees to satisfy options exercised under the Taylor Nelson Sofres Savings Related Share Option Scheme. Since 31 December 2001, a further 11,760 shares have been issued to the QUEST on the exercise of options granted under the scheme. During 2001, 2,237 shares were issued to employees following the exercise of options under the WESP for a total consideration of £3,000. Since 31 December 2001, a further 172 shares have been issued to employees on the exercise of options granted under the plan.

22 Options and rights in shares of the company

At 31 December, options had been granted and were still outstanding in respect of the company's shares under the company share option plans. Details of the plans are set out in the Remuneration report. The exercise of options under the Executive Share Option Scheme, the Savings Related Share Option Scheme and the WESP may be satisfied either by the issue of new shares or shares purchased in the market.

The long term incentive plans (ESOP and EBT) use shares held in trust.

Year of grant	Exercise price pence	Exercise period	**2001 Number of shares**	2000 Number of shares
Long Term Incentive Plans				
1995	12.125	1998 - 2002	**-**	170,000
1996	12.125	1999 - 2003	**49,000**	90,900
1996	-	1999 - 2003	**15,000**	15,000
1997	12.125	2000 - 2004	**97,000**	118,000
1998	12.125	2001 - 2005	**1,018,176**	1,599,990
1998	95.000	2001 - 2005	**3,352,278**	5,000,010
1998	75.000	2001 - 2005	**3,670,000**	7,175,000
1999	75.000	2002 - 2006	**500,000**	500,000
			8,701,454	14,668,900
Executive Share Option Plans				
1991	11.59	1994 - 2001	**-**	818
1992	11.36	1995 - 2002	**121,031**	163,325
1993	22.95	1996 - 2003	**73,274**	99,792
1994	27.72	1997 - 2004	**55,014**	126,943
1996	47.48	1999 - 2006	**143,036**	157,343
1997	47.48	2002 - 2007	**268,469**	317,984
1998	86.25	2001 - 2008	**1,633,000**	2,100,000
1999	136.75	2002 - 2009	**1,935,000**	2,185,000
1999	185.00	2002 - 2009	**40,000**	40,000
2000	237.50	2003 - 2010	**1,538,000**	1,895,000
2001	218.00	2004 - 2011	**1,810,000**	-
2001	203.50	2004 - 2008	**430,000**	-
			8,046,824	7,086,205

22 Options and rights in shares of the company *(continued)*

Year of grant	Exercise price pence	Exercise period	**2001 Number of shares**	2000 Number of shares
Savings Related Share Option Scheme				
1994	20.90	1997 - 2001	-	81,338
1995	25.63	2000 - 2002	**80,636**	80,636
1996	31.81	2001 - 2003	**90,711**	541,849
1997	38.17	2004	**381,312**	389,987
1997	38.17	2006	**142,799**	142,799
1998	108.00	2001 - 2002	**650**	48,910
1998	87.00	2003	**419,782**	477,850
1998	87.00	2005	**128,012**	159,069
1999	167.00	2002	**47,977**	56,677
1999	135.00	2004	**346,550**	376,950
1999	135.00	2006	**73,215**	75,392
			1,711,644	2,431,457
Worldwide Employee Share Plan				
1999	91.50	2004 - 2005	**872,439**	921,923
1999	129.50	2004 - 2005	**91,426**	114,424
1999	114.25	2002 - 2003	**260,424**	270,896
1999	145.00	2005	**45,110**	45,110
1999	181.00	2003	**31,010**	32,469
2000	249.50	2003 - 2004	**109,100**	124,409
2000	200.00	2005 - 2006	**446,483**	508,387
2000	200.00	2007 - 2008	**52,728**	74,777
2000	235.56	2005 - 2006	**60,254**	66,821
2000	248.50	2005 - 2006	**5,837**	2,366
2001	213.50	2004 - 2005	**119,337**	-
2001	171.00	2006 - 2007	**487,425**	-
2001	171.00	2008 - 2009	**45,847**	-
2001	218.40	2006 - 2007	**24,056**	-
2001	213.50	2006 - 2007	**4,634**	-
2001	160.00	2004 - 2005	**40,544**	-
2001	128.00	2006 - 2007	**112,192**	-
			2,808,846	2,161,582

In accordance with UITF 17, the company has elected to apply the exemption for approved SAYE plans and equivalent overseas plans to the Savings Related Share Option Scheme and the WESP.

23 Share premium account and reserves

Group	Share premium account £m	Other reserves £m	Merger reserve £m	Profit and loss account £m
At 1 January 2001	101.1	0.4	-	(87.7)
Exchange differences	-	-	-	(3.0)
Arising on issue of shares	1.6	-	-	-
Amounts deducted in respect of shares issued to the QUEST (*see note 21*)	-	-	-	(1.0)
Amounts arising from the exercise of share options (*see note 14*)	-	0.5	-	-
Share of former associates	-	-	-	(0.4)
Retained profit for the year	-	-	-	6.9
At 31 December 2001	**102.7**	**0.9**	-	**(85.2)**

Goodwill arising on consolidation prior to 1 January 1998 of £141.7m has been eliminated against reserves.

Company	Share premium account £m	Other reserves £m	Merger reserve £m	Profit and loss account £m
At 1 January 2001	101.1	-	1.6	6.3
Exchange differences	-	-	-	(0.7)
Arising on issue of shares	1.6	-	-	-
Amounts deducted in respect of shares issued to the QUEST (*see note 21*)	-	-	-	(1.0)
Amounts arising on the exercise of share options (*see note 14*)	-	0.5	-	-
Retained loss for the year	-	-	-	(2.5)
At 31 December 2001	**102.7**	**0.5**	**1.6**	**2.1**

The merger reserve in the company arises on the issue of shares as consideration for acquisitions and has been offset against the goodwill reserve on consolidation.

24 Related party transactions

Transactions with associated undertakings	**2001 £m**	2000 £m
Turnover	**0.6**	1.1
Purchases	**(0.5)**	(1.5)
Trading amounts owed by associated undertakings (net) at 31 December	**0.5**	0.4

Transactions with joint ventures	**£m**	£m
Turnover	**0.8**	-
Purchases	**-**	-
Trading amounts owed to joint ventures (net) at 31 December	**(0.4)**	-

25 Consolidated statement of cash flow

Reconciliation of operating profit to net cash inflow from continuing operating activities	2001 Total £m	2000 Total £m
Operating profit	**40.5**	39.0
Amortisation and impairment of intangible fixed assets	**14.4**	5.7
Depreciation of tangible fixed assets	**18.4**	15.7
Decrease/(increase) in stocks and work-in-progress	**6.7**	(3.2)
Decrease/(increase) in debtors	**6.0**	(10.7)
(Decrease)/increase in creditors	**(14.6)**	9.4
Increase in provisions	**1.3**	-
Net cash inflow from continuing operating activities	**72.7**	55.9

Acquisitions contributed £4.4m to the group's net operating cashflows.

Analysis of net debt	At 1 Jan 2001 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	At 31 Dec 2001 £m
Cash at bank and in hand	19.5	4.2	(0.2)	0.6	-	**24.1**
Loans repayable within one year	(17.0)	(1.2)	0.9	-	(0.3)	**(17.6)**
Loans repayable after more than one year	(153.9)	(62.1)	0.6	-	-	**(215.4)**
Obligations under finance leases	(0.6)	0.2	0.1	-	-	**(0.3)**
	(152.0)	(58.9)	1.4	0.6	(0.3)	**(209.2)**

Non-cash movements represent the amortisation of arrangement fees.

Analysed in balance sheet	At 1 Jan 2001 £m	At 31 Dec 2001 £m
Cash at bank and in hand	19.5	**24.1**
Bank loans repayable within one year	(17.0)	**(17.6)**
Bank loans repayable after more than one year	(153.9)	**(215.4)**
Finance leases repayable within one year	(0.3)	**(0.3)**
Finance leases repayable after more than one year	(0.3)	-
	(152.0)	**(209.2)**

Analysis of the net cash outflow in respect of the purchase of subsidiary undertakings	2001 £m
Cash consideration	
2000 acquisitions	**3.0**
2001 acquisitions	**70.7**
	73.7
Net cash acquired	**(0.6)**
Net cash outflow in respect of the purchase of subsidiary undertakings	**73.1**

26 Financial commitments

Capital commitments	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Contracted but not provided for	–	0.8	–	-

Annual lease commitments	2001 Property £m	2001 Equipment £m	2000 Property £m	2000 Equipment £m
Operating leases which expire				
Within one year	**1.1**	**0.5**	1.4	0.2
In two to five years	**10.1**	**0.7**	11.6	0.3
Over five years	**6.9**	–	6.1	0.1
	18.1	**1.2**	19.1	0.6

27 Guarantees and contingencies

Bank loans and credit facilities of the group have been jointly and severally guaranteed by the company and certain subsidiary undertakings. The maximum liabilities which could arise under these arrangements are £250m (2000 £250m). At 31 December 2001, amounts outstanding were £215.9m (2000 £154m). The shares of Taylor Nelson Sofres BV and Integres Holdings BV, subsidiary undertakings, have been pledged as security in relation to these arrangements.

Sofres SA has provided guarantees in the form of a letter of intent in relation to loans taken out to purchase properties in France. At 31 December 2001, the total loans outstanding were £0.5m (2000 £1.2m), of which £nil (2000 £nil) was secured over relevant properties.

Various group companies have provided guarantees relating to rental commitments and commercial contracts in the normal course of business. At 31 December 2001, the total amounts guaranteed were £1.8m (2000 £1.1m).

Claims have been made against the group in the normal course of business, the most significant of which are claims associated with property and employment-related matters amounting to £3.0m. Although there is uncertainty regarding the final outcome of these claims, the directors believe that adequate provision has been made for anticipated liabilities.

Independent auditors' report

to the members of Taylor Nelson Sofres plc

We have audited the financial statements which comprise the group profit and loss account, the group and company balance sheets, the group cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds, the related notes to the financial statements and the additional disclosures within the Remuneration report relating to the remuneration of the directors specified for our review by the Financial Services Authority.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Financial highlights, Business profile, Chairman's statement, Chief Executive's review, Main board directors, Executive Committee, Finance Director's review, Directors' report, Corporate Governance statement, Remuneration report, Shareholder information and Financial calendar, International network, Five Year summary and Strategy section.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2001 and the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

□ **PricewaterhouseCoopers**
Chartered Accountants and Registered Auditors
London, 18 March 2002

Main board directors







From top: Tony Cowling, Mike Kirkham, David Lowden

Tony Cowling ◊
Chairman

Age 66. A founder member of Taylor Nelson in 1965, he played a key role in building the company and many of its specialist divisions and syndicated panel services. Became Chief Executive of Taylor Nelson AGB plc in 1989 and Executive Chairman of the merged Taylor Nelson Sofres at the end of 1997. He relinquished his CEO responsibilities in June 2001.

Mike Kirkham ◊
Chief Executive

Age 55. Joined AGB Research in 1970 and was appointed to the Taylor Nelson AGB board in 1992. He has extensive international experience, having had responsibility for a number of the group's activities in Europe, North America and Asia. In 1999, he was appointed head of the Sector Executive Committee, responsible for growing international specialist sector activities. Became Chief Executive in June 2001.

David Lowden
Finance Director

Age 44. Joined the group and was appointed to the board in February 1999. He previously held senior finance positions at a number of multi-national companies including ACNielsen, Nielsen International and Federal Express Corporation.

Company Secretary
Paul Wright

† *Non-executive director, member of the Audit and Remuneration Committees*

◊ *Member of the Nomination Committee*









From top: Nick Hodges, Dr Stephan Buck, Dr Neil Cross, Jacques-Henri David

Nick Hodges † ◊
Deputy Chairman and Chairman of the Remuneration Committee

Age 62. Joined the board in December 1997. Until July 2001 he was Deputy Chairman (non-executive) of SSL International plc, having previously been Chief Executive of London International Group plc. Prior to that, he held a number of positions in leading consumer product companies.

Dr Stephan Buck † ◊
Chairman of the Audit Committee

Age 65. Joined the board of AGB in 1968, shortly after its foundation and was associated with its growth to become the largest market research company in Europe. In particular Dr Buck set up and managed TV audience measurement services internationally. He is an Honorary Fellow of the Market Research Society and co-editor of its Journal.

Dr Neil Cross † ◊
Chairman of the Nomination Committee

Age 57. Joined the board in December 1996. He was a director of 3i Group plc from 1989 to December 1996. Among his current non-executive directorships are Alliance UniChem Plc, Close Technology & General VCT PLC (Chairman) and Dawson Holdings PLC. He is also Chairman of The Royal Society for the encouragement of Arts, Manufactures and Commerce (the RSA).

Jacques-Henri David † ◊

Age 58. Joined the board in February 1998. He is Chairman and CEO of Deutsche Bank in France and non-executive director of Saint-Gobain Corporation in the US and Eridania-Beghin Say in France. He is also a member of the National Committee of French Foreign Trade Advisers.

Executive Committee

The day-to-day running of the group is the responsibility of the Taylor Nelson Sofres Executive Committee, which comprises Mike Kirkham, Chief Executive and David Lowden, Finance Director, together with an international team of senior managers, pictured below.







From top: Mike Penford, Mike Petch, Jean-Michel Portier

Mike Penford

Associate Director

Age 48, based in the UK. Joined the group in 1993 and took charge of UK panel operations. Following the merger in 1997, he became Global Sector Head – Consumer Panels. From 2001, he has had responsibility for the UK and Ireland, the Healthcare sector, TNS Branded Solutions, TNS Interactive and the development of syndicated services.

Mike Petch

Age 46, based in the UK. Joined the group in 1986 as Personnel Director of AGB International and has remained with the company through a period of significant change and growth. During that time, he has gained considerable international HR experience and is now Group Director of Human Resources.

Jean-Michel Portier

Associate Director

Age 49, based in France. Joined Sofres in 1987 as Scientific and Technical Director and became Chairman of Secodip in 1992. From 1994 to 1999, he was also Chief Executive of Europanel. In 1999, he was appointed Head of the Media Intelligence sector and in 2001 took additional responsibility for France.







From top: Pedro Ros, Bruce Shandler, Sam van der Feltz

Pedro Ros

Associate Director

Age 40, based in Spain. Joined the group in 1985, working initially in the consumer panel division and then in a number of different roles in Spain. He was appointed Country Manager in 1994, a position he held until 1999, when he became Regional Director for Southern Europe and Latin America. In 2001, he took additional responsibility for Consumer Panels worldwide.

Bruce Shandler

Associate Director

Age 54, based in US. Started his research career in 1970 with Alan Widra & Associates, a small field service research company. He developed this business into Intersearch, one of the largest custom research companies in the US and was appointed President in 1991. He became CEO of TNS Intersearch when it joined the group in 1997 and took responsibility for the IT sector in 2001.

Sam van der Feltz

Age 47, based in the Netherlands. Joined the group in 2001 with responsibility for Northern and Central Europe. Previously, he spent 22 years at Unilever in a number of international management roles, including Managing Director, Elida Gibbs BV and Chairman of the Dutch Ice Cream division. He was also a member of the Board of Unilever Netherlands.

Directors' report

The directors of Taylor Nelson Sofres plc submit their annual report for the year ended 31 December 2001.

Principal activities of the group, review of the year and post balance sheet events

The principal activities of the group, together with a review of the trading results for the year and future developments are contained in the Chairman's statement, the Chief Executive's statement and the Finance Director's review on pages 4 to 11. There were no post balance sheet events.

Dividends

The directors recommend a final dividend of 1.6p per share, payable on 8 July 2002 to shareholders on the register on 24 May 2002. The total dividend for the year is 2.4p per share (2000 2.1p).

Directors' interests

The main board directors of the company at the date of this report are shown on page 44. In addition, HR Stammers and P Weill held office from 1 January to 12 June 2001. The shareholdings of the directors in office at 31 December 2001, in respect of beneficial and non-beneficial interests, are as follows:

	31 Dec 2001	31 Dec 2000		**31 Dec 2001**	31 Dec 2000
Dr SF Buck	**63,000**	73,333	NR Hodges	**15,000**	15,000
AB Cowling	**3,737,731**	3,947,731	MA Kirkham	**144,654**	744,654
NE Cross	**20,000**	20,000	DS Lowden	**15,000**	15,000
J-H David	**10,000**	10,000			

Details of directors' awards under the share option and long term incentive plans are given in the Remuneration report on pages 50 to 53. There were no changes in the directors' registered interests in the shares of the company during the period from 31 December 2001 to 18 March 2002. No director had any material interest at any time during the year in any transaction of significance in relation to the group's business.

Research and development

The group maintains its activities in the research and development of branded products as well as data collection and delivery systems.

Substantial shareholdings

As at 11 March 2002, the company has been notified of the following substantial interests (3 per cent or more) in its ordinary share capital:

Shareholder	Holding	%	Shareholder	Holding	%
Henderson Investors	45,026,320	11.57	Royal & Sun Alliance Investment	20,054,524	5.15
Zurich Scudder Investments	40,610,815	10.40	Standard Life Investments	14,378,079	3.70
Clerical Medical Investment	31,384,000	8.06	Fidelity Investment Management	13,297,028	3.42
Scottish Widows Investment	20,164,496	5.18			

Creditor payment policy

The group's policy is to agree the terms and conditions of transactions with all suppliers and to abide by them, subject to satisfactory performance by the supplier and in accordance with the terms and conditions. Taylor Nelson Sofres plc has no trade creditors.

Environmental policy

Given the nature of its activities, the group continues to have a minimal impact on the environment. The directors recognise, however, that the group is part of a wider community involving employees, shareholders, customers, suppliers and other stakeholders and that it has a responsibility to act in a way that respects the environment. Initiatives have been taken, therefore, by many group companies to improve environmental practices. These include effective recycling systems, as well as practices for the efficient use of electricity.

Health and safety

The group aims to provide and maintain a safe environment for all employees, customers and visitors to its premises and to comply with relevant health and safety regulation.

Employee involvement

Full and open communication with employees is a priority for the group. Internal communications are designed to ensure that employees are well informed about the group's strategy and performance, as well as about developments at a group-wide and local level. The Intranet system is now available to the majority of employees, supported by print and email communications. Emails can target specific populations of staff or all current employees. Local employee forums and work councils exist in a number of EU countries and a European Works Council has been created to discuss cross-border issues.

When vacancies arise, they are advertised internally. Full and fair consideration is given to all applications for employment regardless of gender, race, ethnic origin, disability, age, sexual orientation, or religious or political beliefs. The group continues to be supportive of the employment and advancement of people with a disability or employees who become disabled during their employment.

The group encourages employee participation in its future through share ownership. The Worldwide Employee Sharesave Plan allocated 862,000 ordinary shares during 2001. The Executive Share Option Scheme granted options in 2001 over 2.5 million ordinary shares. No awards were made under the Long Term Incentive Plan during the year. The group employed an average of 8,685 people worldwide in 2001.

Charitable and political donations

The group continues to support charitable causes and in 2001 donated £21,277 (2000 £32,045). The group made no political donations in 2001 (2000 £nil).

Authority to buy-in shares

Under article 51 of its articles of association, the company is empowered to purchase its own shares. The directors consider that the power to make purchases in the market of the company's own shares should be maintained and the necessary special resolution will be proposed at the annual general meeting. This power has not been exercised during 2001.

Tax status

The company is not a close company within the provisions of the Income and Corporation Taxes Act 1988 and this position has not changed since 31 December 2001.

Annual general meeting and auditors

The 2002 annual general meeting will be held on 11 June 2002 at 11.30 am at Taylor Nelson Sofres plc, Westgate, London W5 1UA. The notice convening the annual general meeting is contained in a circular sent to shareholders with this report and contains a resolution to reappoint PricewaterhouseCoopers as auditors.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors confirm that they complied with the above requirements in preparing the financial statements. The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Going concern

The financial statements which appear in this report have been prepared on a going concern basis. After making appropriate enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future.

By order of the board

Paul Wright
Company Secretary, 18 March 2002

NEAT WORK
When asked about Health and Safety, 71% of French people said that cleanliness of their workplace was most important, ahead of 65% for lighting, 55% for noise levels and 47% for working space.

Corporate governance

The board is committed to high standards of corporate governance. During 2001, the group complied with all of the provisions set out in Section 1 of the Combined Code on Corporate Governance, except to the extent that (i) until the annual general meeting held in June 2001, the positions of Chairman and Chief Executive were combined; and (ii) the notice periods in the service contracts for each of AB Cowling, Chairman and MA Kirkham, Chief Executive, exceeded 12 months, as explained in the Remuneration report.

Composition of the board

The board comprises the Chairman, Chief Executive and Finance Director, as well as four non-executive directors. The non-executive directors bring an important independent perspective to board decision making. NR Hodges acts as senior independent non-executive director.

The board is chaired by AB Cowling, who held the position of Chief Executive until the 2001 annual general meeting. At that meeting, Group Managing Director, P Weill and HR Stammers retired from the board and MA Kirkham assumed the position of Chief Executive. Following the appointment of MA Kirkham to that position, the roles of Chairman and Chief Executive are separate and clearly defined.

The board is made up of individuals who bring to the group a diverse and complementary range of skills and experience, gained both regionally and internationally. This includes expertise in the field of market research, as well as valuable experience in external company directorships.

Background information regarding each of the directors is given on page 44.

PEDAL POWER
40% of Chinese travel to work on a bicycle and 33% go on foot – only 1% use a car.

Function of the board

The board is accountable to shareholders for the group's business operations and affairs. Its responsibilities include overseeing the establishment of the group's strategy, monitoring the group's financial and operational performance, succession planning, and ensuring that appropriate risk management procedures are in place and are being adhered to. In addition, the board establishes appropriate corporate governance procedures to ensure that the interests of shareholders and other stakeholders are protected.

There exists a schedule of matters specifically reserved for consideration by the board that includes approval of financial statements, major acquisitions and disposals, expenditure authority levels and treasury and risk management procedures. The full board met nine times during 2001.

Retirement by rotation

In accordance with the principles of good governance set out by the Combined Code, executive directors submit themselves for re-election every three years and non-executive directors every two years. The directors retiring by rotation at this year's annual general meeting will be NR Hodges, J-H David and DS Lowden, whose details are given on page 44. Each of the retiring directors, being eligible, offers himself for re-election.

Information and advice

Board members are kept up to date on an ongoing basis regarding matters affecting the group's activities, such as significant industry developments, as well as changes to the legal and regulatory environment in which the group operates. It is group policy that senior executives must ensure that all information relevant to board decisions is submitted to board members for their consideration prior to each board meeting. There is an agreed procedure whereby all members of the board may obtain independent professional advice in the furtherance of their duties. Such advice was not sought by any director during 2001. All directors also have access to the services of the Company Secretary.

Board committees

The board has established three committees to assist in fulfilling its duties: an Audit Committee, Remuneration Committee and Nomination Committee. Terms of Reference have been adopted in respect of each committee. The procedures in place for the board and for the committees ensure that no individual can dominate decision making.

The composition and responsibilities of the Remuneration Committee, together with an explanation of how it applies the principles of the Combined Code in establishing director remuneration, are included in the Remuneration report on pages 50 to 53. The Remuneration Committee met four times during 2001.

The Nomination Committee comprises all non-executive directors, the Chairman and the Chief Executive. It is chaired by Dr Neil Cross. The role of the Nomination Committee is to devise criteria for board membership and review candidates for directorships, both executive and non-executive. The committee also reviews the company's succession planning activities, including recruitment and training. The Nomination Committee met twice during 2001.

The Audit Committee consists of non-executive directors only, as shown on page 44, and is chaired by Dr Stephan Buck. The committee met twice during 2001. Its primary responsibilities include keeping under review the scope and costs of audit and the nature and extent of non-audit services provided by the auditors, monitoring internal control, approving the group's accounting policies and reviewing the interim and annual financial statements before their submission to the board. The external auditor attends all Audit Committee meetings and has direct access to the committee chairman. The committee is entitled to take independent professional advice and has full independent powers of investigation and access to information.

Internal controls

The board is responsible for the group's system of internal controls. Within the group's regional/sector structure, day-to-day management of those controls is delegated to senior management of the relevant operating units. During 2001, a number of internal reviews to evaluate the effectiveness of the group's system of internal controls were conducted. These reviews covered all controls, including financial, operational and compliance controls, as well as risk management. The results of the reviews were reported to the board and accordingly the board confirms it has conducted a review of the effectiveness of the group's system of internal controls for the year ended 31 December 2001. The group's system of internal controls is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss.

The board is of the view that there are appropriate ongoing procedures for identifying, evaluating and managing significant risks faced by the group. These procedures have been in place for the financial year covered by this report and up to the date the annual report and accounts were approved. The procedures comply with the Internal Control Guidance for directors on the Combined Code.

During 2001, the risk management function, which was established by the board in 2000, has worked with senior executives to improve the risk management process. It is now being used as part of the ongoing management of the group. The procedures adopted have been published internally as group policies.

Financial controls and reporting

The group operates a comprehensive system for financial reporting to the board, based on an annual budget and regular forecasts. Financial performance is reported and appraised regularly and the operational management team identifies any new business matters and key risks facing the operating units in its reports to the board. The board approves budgetary expenditure in line with the group's corporate strategy.

Pension funds

Assets of the pension funds established for the benefit of the group's employees are held separately from those of the group. In the UK these are held under trust by Taylor Nelson Sofres Trustees Limited, whose board comprises both employee representatives and group board members, in accordance with the requirements of the Pensions Act 1995. In the Netherlands, these are held by Stichting NIPO Pensioenfonds. In the US, the group operates a number of section 401K plans with independent providers, as well as the CMR LLC Union Pension Plan, the assets of which are held under trust by Northwest Bank Minnesota, N.A. Details of pension commitments are given on pages 36 and 37.

Shareholder communication

The group has in place a structured programme of communications with shareholders. Executive directors meet regularly with existing and prospective institutional investors in the UK, Europe and the US, to provide background information regarding the group and to improve their understanding of the company's business and strategy. At all times, care is taken to ensure that discussion at such meetings is confined to matters that have been publicly disclosed. In accordance with the requirements of the Listing Rules of the UK Listing Authority, price-sensitive information is released to both institutional and retail shareholders at the same time. Group results are announced twice yearly and the presentations made to analysts are webcast on the group's website, www.tnsofres.com, on the day of the announcement. The annual general meeting provides an opportunity for retail shareholders to meet with and question the directors.

FOR BETTER OR WORSE?

According to 69% of French and 54% of Germans, the quality of food has decreased – whereas 72% of Britons and 78% of Americans judge that it is improving. More than one-tenth of the Czech population take vitamin pills daily.

During 2001, nine announcements were made to the Stock Exchange informing the market of acquisitions, financial results and board changes. Current and back issues of the annual and interim reports, together with announcements made to the Stock Exchange, are available on the group's website. Shareholders can register on the website to receive copies of press releases and financial results by email.

Annual general meeting

Not less than 21 working days' notice of the annual general meeting is given to shareholders. All results of proxy votes are published and are available for review during the meeting. The Chairman, executive directors and chairmen of the Audit, Nomination and Remuneration Committees attend the annual general meeting and are available to answer questions from shareholders.

Remuneration report

Remuneration policy

In determining the directors' remuneration packages, the Remuneration Committee applies the following key principles that are also common to senior executives across the group:

- total remuneration should be sufficient to attract and retain key individuals whose skills and knowledge are critical to business growth;
- formula-driven annual bonus plans, together with various long-term incentive arrangements, should be designed to reinforce value-creating behaviour and reward performance over the long term;
- share ownership at all levels should be encouraged, so that employees' interests are aligned with those of shareholders.

Total remuneration packages have been structured so as to reward directors and senior executives on the basis of their achievements and responsibilities and to encourage them to remain with the group, for the long-term benefit of shareholders.

The committee takes into account external market data supplied by independent professional sources. For benchmarking purposes, the group continues to position itself against companies in the FTSE 250, with a specific focus on those organisations with similar international scope, market capitalisation and growth history. In particular, the committee has regard to the levels of remuneration in the industries and businesses with which the company competes.

In framing the remuneration policy, consideration has been given to the best practice provisions set out in Schedule B, annexed to the Listing Rules of the UK Listing Authority. The Independent Auditors' report on page 43 covers the disclosures referred to in this report that are specified for audit by the Listing Rules.

The fees of the non-executive directors are a matter reserved for the board as a whole. The non-executive directors do not participate in the company's pension, annual bonus, share option or long-term incentive plans.

Role of the Remuneration Committee

The Remuneration Committee comprises all the non-executive directors and is chaired by NR Hodges, the senior independent non-executive director. It advises the board on overall remuneration policy and determines the remuneration packages of the directors and senior executives, on behalf of the board. The committee meets at least twice a year and has access to professional advice from outside the company. It takes advice on the performance of executive directors from AB Cowling and MA Kirkham. No director is involved in deciding his own remuneration. The Group Human Resources Director advises the Chairman of the committee.

The committee's responsibilities within its policy are:

1 to ensure that in determining salary, its policy and practices support business strategy by being competitive and cost-effective;
2 to align the interests of executives with those of shareholders, through the establishment of short and long-term incentives;
3 to agree and determine performance targets applicable to bonus or long-term incentives;
4 to ensure that the determination of remuneration packages follows formal and transparent procedures.

Directors' remuneration

Base salary awards in 2001

In common with the process for all group employees, base salaries for executive directors are adjusted annually in January each year. In January 2001, the average increase for directors who served for all of 2001 was 9 per cent. The increases reflected individual performance, market competitiveness and external pay inflation for executives.

Performance bonus

Executive directors and all senior executives have annual formula-driven cash bonus plans. The plans are designed to reward executives for growing profits and improving operating margins in their business areas and are geared to encourage exceptional performance above budgeted figures.

Each year's performance provides the platform for the next year's targets, providing a continuous drive to higher levels of achievement. The bonuses paid under these plans are not pensionable. Each director is able to earn a bonus up to a maximum of 75 per cent of his basic salary, except for the Chairman, whose bonus is capped at £75,000 per annum from 2002 onwards. These arrangements are reviewed annually.

IS ROMANCE DEAD?
The Netherlands closely follows Denmark as the least romantic country in Europe - less than half the population celebrates Valentine's Day. 5% of Poles fell in love in Spring 2001, compared with 38% twenty years ago.

Remuneration

							Total		*Pension contributions*	
	Notes	Salary £000	Bonus £000	Benefits £000	Fees £000	Other £000	**2001 £000**	2000 £000	**2001 £000**	2000 £000
Dr SF Buck	1	–	–	–	92	–	**92**	91	–	–
AB Cowling	2	338	107	1	–	100	**546**	498	**27**	26
Dr NE Cross		–	–	–	29	–	**29**	27	–	–
J-H David		–	–	–	29	–	**29**	27	–	–
MSC Frame	3	–	–	–	–	242	**242**	177	–	12
NR Hodges		–	–	–	32	–	**32**	28	–	–
MA Kirkham	4	282	117	1	–	–	**400**	294	**23**	18
DS Lowden		245	100	1	–	–	**346**	307	**15**	13
HR Stammers	5	81	9	–	–	–	**90**	208	**7**	14
HEP Wallard	6	–	–	–	–	–	–	255	–	–
P Weill	7	205	65	–	–	856	**1,126**	497	–	–
		1,151	398	3	182	1,198	**2,932**	2,409	**72**	83

1 *Fees to Dr SF Buck include £63,960 as payment for consulting services to the group.*

2 *Remuneration reflects part year as joint Chairman/Chief Executive and part year as Chairman. It includes £44,000 additional salary for also operating as Head of the Northern Europe Region until appointment of a replacement manager in December 2001, and £100,000 payment for reduction of contractual notice period from 24 to 12 months on change in status.*

3 *MSC Frame resigned from the board on 31 December 2000. On 31 August 2001 he left full-time employment with the group, receiving £242,480 compensation for the remaining period of his two year contract. For the first eight months of 2001 he received salary for his continuing work for the group of £104,000, pension contributions of £8,320 and healthcare benefit of £291. As from 1 September 2001, he is employed on a part-time basis for a period of five years, in which capacity he receives payments of £4,000 per annum. He retains his options over 600,000 shares awarded in 1998 under the LTIP and to 5,868 shares under the Savings Related Share Option Scheme.*

4 *MA Kirkham's remuneration reflects part of the year as Chief Executive Designate prior to becoming Chief Executive from 12 June 2001.*

5 *HR Stammers resigned from the board on 12 June 2001 but continues in the group's employ. From that date he earned a salary of £98,956, a bonus of £19,313, pension contributions of £7,916 and healthcare benefits of £242. He retains options over 600,000 shares awarded in 1998 under the LTIP at 75p per share.*

6 *HEP Wallard resigned from the board on 31 December 2000. He worked part-time from January 2001, earning £12,316 between then and his departure from the group on 30 September 2001. During the year, he exercised options over 550,000 ordinary shares awarded in 1998 under the LTIP at 75p per share. Market value on the date of exercise was 195p, giving a gain of £660,000. Options over a further 200,000 shares lapsed.*

7 *P Weill resigned from the board on 12 June 2001. He received salary of £214,680 for the period from 12 June 2001 to his retirement from the group on 30 November 2001, at which point he received £856,108 compensation for the remaining period of his contracts with various group companies. He has been retained as a consultant to the group for a period of three years from 1 November 2001, in which capacity he will receive payments of approximately £290,000 per annum. He will also receive post-retirement benefits totalling £300,000 over the period of his retirement. On 5 July 2001, he exercised options over 750,000 shares awarded in 1998 under the LTIP at 75p per share. Market value was 187.5p giving a gain of £843,750.*

Long term incentive plan (LTIP)

The company's LTIP is a discretionary share option plan that focuses on directors and senior executives. Under the plan, share options are granted and the exercise of these options is subject to challenging performance conditions being met. Share options are first exercisable no sooner than three years from grant. The performance condition attached to the options requires the real compound annual growth of the group's EPS (before goodwill charges) over three consecutive financial years to exceed at least 6 per cent, and in most cases, the options are only exercisable in full if the rate, so calculated, were to be 12 per cent.

Executive Share Option Plan

Selected employees and executive directors of the company and its subsidiaries are eligible to participate in the plan at the discretion of the Remuneration Committee. There are two parts to the plan:

- An Inland Revenue 'approved' part;
- An 'unapproved' part for non-UK based executives, or for executives who have their maximum possible allocation of 'approved' options.

There is a limit, determined by the Remuneration Committee, on the total number of options over shares held by any individual in the plan. The options are exercisable between three and ten years after grant. There are three plans in existence. Two plans use the same performance criteria as the LTIP. The 2001 plan, approved at the 2001 AGM, employs the following criteria:

- For 50 per cent of each grant, EPS (before goodwill charges) growth should exceed inflation plus 4 per cent per annum, measured from the base year;
- For the remaining 50 per cent, EPS (before goodwill charges) growth should exceed inflation plus 8 per cent per annum, measured from the base year.

If performance conditions have not been met after three years, re-measurement will take place annually for up to two further years, using the original base year. If performance conditions have not been satisfied at this point, the options will lapse.

Equity Participation Plan

Selected employees and executive directors of the company and its subsidiaries, who are not within two years of their contractual retirement age, are eligible to participate in the plan at the discretion of the Remuneration Committee. Participation is conditional upon employees agreeing to buy the company's shares, known as 'investment shares', up to an amount equivalent to half the individual's base salary. The company then arranges for the grant of matching awards equal in value to half of the pre-tax amount used to acquire shares.

An award consists of either a right to buy shares at nil cost at a future date, if conditions are met, or a transfer of shares subject to forfeiture if conditions are not met. A matching award will normally be exercisable between the third and tenth anniversaries of its grant and the investment shares must be retained until the third anniversary of the award. For any shares sold before this date, the matching award will cease to be exercisable. No awards were made under this plan during 2001.

Share option plans

The company continues to operate the Worldwide Employee Sharesave Plan (WESP), which was adopted in 1999, replacing the Savings Related Share Option Scheme.

Directors' options and long term incentive plans

The table below gives the directors' interests under the following:

Plan A Options held under the Savings Related Share Option Scheme and the WESP.

Plan B Options held under the Executive Share Option Plan. The plan was adopted at the 2001 AGM.

Plan C Awards under the LTIP. The Plan C shares awarded to the UK directors, with the exception of DS Lowden, have a weighted average price. In each case, the weighted average award is 75p, made up of some rights at 12.125p awarded by the ESOP and some at 95p awarded by the EBT.

In May 2001 under Plan A, 1,973 options were granted to AB Cowling and 1,814 options were granted to MA Kirkham. In June 2001, under Plan B, 80,000 options were granted to AB Cowling, 200,000 options to MA Kirkham and 150,000 options to DS Lowden. Options exercised during the year are shown in the table below. During 2001, no options have been awarded to any director under Plan C.

	Plan	1 Jan 2001	Exercised	**31 Dec 2001**	Exercise price	Market price	Exercisable
AB Cowling	A	1,687	-	**1,687**	200p	-	Aug 2005 to Jan 2006
	A	-	-	**1,973**	171p	-	Aug 2006 to Jan 2007
	B	-	-	**80,000**	203.5p	-	June 2004 to June 2008
	C	750,000	-	**750,000**	75p	-	June 2001 to June 2005
MA Kirkham	A	3,700	-	**3,700**	135p	-	July 2004 to Dec 2004
	A	403	-	**403**	249.5p	-	Aug 2003 to Jan 2004
	A	-	-	**1,814**	213.5p	-	Aug 2004 to Jan 2005
	B	-	-	**200,000**	203.5p	-	June 2004 to June 2008
	C	750,000	-	**750,000**	75p	-	June 2001 to June 2005
DS Lowden	A	5,000	-	**5,000**	135p	-	July 2004 to Dec 2004
	B	-	-	**150,000**	203.5p	-	June 2004 to June 2008
	C	500,000	-	**500,000**	75p	-	May 2002 to May 2006
HR Stammers	C	600,000	-	**600,000**	75p	-	June 2001 to Dec 2002
P Weill	C	750,000	(750,000)	-	75p	187.5p	
		3,360,790		**3,044,577**			

The market price of the company's shares as at 31 December 2001 was 193.5p (29 December 2000 247p); the highest and lowest prices during the year were 256.5p and 156.5p respectively.

Pension plans

The UK directors participate in the company's pension plan, which is a money purchase pension plan governed by an independent trust. The group's contribution to the pension plan in 2001 was 8 per cent of pensionable salary for AB Cowling and MA Kirkham and 6 per cent for DS Lowden.

Service contracts

The Remuneration Committee reviews all aspects of directors' service contracts in the light of specific circumstances of the group and current practice. It is the group's normal policy that executive directors should have contracts with 12 months notice. An exception to this policy has been made for MA Kirkham, whose notice period continues to be 24 months. The committee believes this exception to be appropriate to his new role as Chief Executive, where his particular contribution and expertise is invaluable. AB Cowling, who stepped down as Chief Executive and was re-elected as Chairman in 2001, has entered into a new service contract, effective from 1 July 2001. The new contract has a one-year fixed term and is terminable thereafter by giving 12 months notice. The contract replaces Mr Cowling's previous service contract, which had a 24 month notice period.

☐ **Paul Wright**

Company Secretary, 18 March 2002

Shareholder information and financial calendar

Advisers

Auditors

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
Tel +44 (0)20 7583 5000

Stockbrokers

Cazenove
12 Tokenhouse Yard
London EC2R 7AN
Tel +44 (0)20 7588 2828

Deutsche Bank AG London
1 Great Winchester St
London EC2N 2DB
Tel +44 (0)20 7545 8000

Bankers

The Royal Bank of Scotland plc
Waterhouse Square
138-142 Holborn
London EC1N 2TH
Tel +44 (0)20 7427 8000

Financial advisers

Deutsche Bank AG London
1 Great Winchester St
London EC2N 2DB
Tel +44 (0)20 7545 8000

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London EC4P 4DU
Tel + 44 (0)20 7280 5000

Shareholder information

Registrar

Any enquiries about shareholdings in Taylor Nelson Sofres plc, such as changes to name or address or loss of share certificate or dividend warrant, should be sent in writing to the company's Registrar:
Computershare Investor Services plc, PO Box 82
The Pavilions, Bridgwater Road, Bristol BS99 7NH
Tel +44 (0)870 702 0000
Email web.queries@computershare.co.uk
Please ensure that all correspondence refers to Taylor Nelson Sofres plc and clearly states the registered name and address of the shareholder.

Electronic communications

Changes in legislation have made it possible for the company to communicate with shareholders electronically, rather than by post. Shareholders who wish to take advantage of this service may do so by registering their email address on the Computershare website, which can be accessed through the Investor Centre of the Taylor Nelson Sofres website at www.tnsofres.com. Registration is free and easy to complete. All that is required for registration is the shareholder reference number that is shown on dividend tax vouchers and share certificates. After registration, shareholders will receive email notification to let them know when the company's annual reports and notices of general meetings become available on the Taylor Nelson Sofres website.

Once shareholders are registered on the Computershare service, they can also look up a range of information, including the number of Taylor Nelson Sofres shares they hold, details of the registered name and address and dividend payment instructions. If shareholders have more than one account arising from inconsistencies in name and address details, they may avoid duplicate sets of mailings by asking Computershare to amalgamate the holdings.

ADR program

The company has a sponsored Level 1 American Depositary Receipt (ADR) program, for which The Bank of New York acts as Depositary. A Level 1 ADR program is not listed on a US stock exchange and trades in the over-the-counter (OTC) market.
The ADR trading symbol is TYNLY and price quotes can be obtained from www.pinksheets.com.
One ADR represents 15 ordinary shares.

When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders. For ADR shareholder enquiries, please contact:
Shareholder Relations, The Bank of New York
PO Box 11248, Church Street Station, New York
NY 10286-1258, USA
Tel +1 610 312 5315
From the USA 1-888-BNY-ADRS (toll free)
Email shareowner_svcs@bankofny.com
Website www.adrbny.com

Internet

Information about Taylor Nelson Sofres and the current share price is available on the group's website, at www.tnsofres.com. Material likely to be of particular interest to investors may be found in the Investor Centre. The site contains copies of announcements made to the London Stock Exchange, as well as webcasts of financial results presentations and interactive versions of the group's annual reports. It is possible to register on the site to receive email alerts when new announcements, presentations and annual reports become available on the internet.

Investor relations

For investor enquiries, please contact:
Investor Relations Manager
Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel + 44 (0)20 8967 1584
Fax +44 (0)20 8967 1386
Email janis.parks@tnsofres.com

Financial calendar

Annual General Meeting

11 June 2002 at 11.30am
To be held at Taylor Nelson Sofres plc
Westgate, London W5 1UA

Results and final dividend 2001

Full-year results announced	18 March 2002
Ex-dividend date	22 May 2002
Record date	24 May 2002
Dividend payable	8 July 2002

Six months results 2002

Six months results announced	9 September 2002

Five year summary

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Continuing activities	**541.6**	479.3	380.9	339.8	109.3
Acquisitions	**41.1**	-	-	-	-
Discontinued operations	-	-	-	2.2	2.3
	582.7	479.3	380.9	342.0	111.6
Less share of joint ventures	**(7.6)**	-	-	-	-
	575.1	479.3	380.9	342.0	111.6
Continuing activities	**51.0**	44.4	34.0	28.3	11.2
Acquisitions	**3.2**	-	-	-	-
Discontinued operations	-	-	-	0.2	0.4
	54.2	44.4	34.0	28.5	11.6
Goodwill charges	**(13.7)**	(5.4)	(1.4)	(0.1)	-
	40.5	39.0	32.6	28.4	11.6
Share of operating profit of joint ventures (after goodwill charges of £0.2m in 2001)	**0.8**	-	-	-	-
Operating profit including joint ventures (before goodwill charges, associates and non-operating exceptional items)	**55.2**	44.4	34.0	28.5	11.6
Profit on disposal of operations	-	-	-	3.0	-
Income from interests in associated undertakings	-	1.2	0.9	0.2	-
Net interest paid including finance charges	**(11.7)**	(7.8)	(2.4)	(3.4)	0.2
	29.6	32.4	31.1	28.2	11.8
Taxation	**(13.3)**	(11.6)	(10.4)	(8.0)	(4.5)
	16.3	20.8	20.7	20.2	7.3
Minority interests	**(0.4)**	(0.3)	(0.4)	(1.1)	(0.1)
	15.9	20.5	20.3	19.1	7.2
Dividends	**(9.0)**	(7.8)	(6.5)	(5.2)	(3.0)
	6.9	12.7	13.8	13.9	4.2
Fixed assets	**286.0**	205.9	120.0	60.6	47.8
Net current assets/(liabilities)	**9.9**	10.7	(17.0)	22.5	19.3
	295.9	216.6	103.0	83.1	67.1
Long term liabilities	**(220.6)**	(157.8)	(49.2)	(70.9)	(67.5)
Provision for liabilities and charges	**(32.3)**	(22.6)	(30.9)	(7.6)	(9.6)
Net assets/(liabilities)	**43.0**	36.2	22.9	4.6	(10.0)
Basic earnings per share (pence)	**4.3**	5.5	5.5	5.2	3.1
Adjusted earnings per share before goodwill charges (pence)	**8.0**	7.0	5.9	4.4	3.1
Dividends per share (pence)	**2.4**	2.1	1.8	1.4	1.0

The preceding years have been restated to reflect rights issues, UITF 13 and discontinued operations.

The figures for 1997 have been restated to reflect FRS 12.